UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

■ Form C: Offering Statement
□ Form C-U: Progress Update:
□ Form C/A: Amendment to Offering Statement:
□Check box if Amendment is material and investors must reconfirm within five business days.
□ Form C-AR: Annual Report
□ Form C-AR/A: Amendment to Annual Report
□ Form C-TR: Termination of Reporting

1. Name of issuer: 343 Vino LLC

2. Form: LLC

3. Jurisdiction of Incorporation/Organization: Delaware

4. Date of organization: August, 18, 2025

5. Physical address of issuer: 6464 Hampton Blvd, Norfolk VA 23508

6. Website of issuer: https://wewnorfolk.com/

7. Is there a co-issuer?   No

8. Name of co-issuer:

9. Form:

10. Jurisdiction of Incorporation/Organization:

11. Date of organization:

12. Physical address:

13. Website:

14. Name of intermediary facilitating the offering: Vicinity, LLC

15. CIK number of intermediary: 0001798542

16. SEC file number of intermediary: 7-223

17. CRD number, if applicable, of intermediary: 307772

18. Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any

other fees associated with the offering: Commission equaling 6% of the total amount raised payable at each closing.

19. Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

2% of the total amount raised in the form of the securities offered to the public in this offering.

1% transaction fee on all payments from the Company to investors that will be withheld from the investor's proceeds.

20. Type of security offered: Class A Membership Units
21. Target number of securities to be offered: 3,000
22. Price (or method for determining price): $100.00
23. Target offering amount: $300,000
24. Oversubscriptions accepted: [x]Yes □ No
25. If yes, disclose how oversubscriptions will be allocated: □ Pro-rata basis □ First-come, first-served basis [x] Other – provide a description: Determined by issuer
26. Maximum offering amount: $1,200,000
27. Deadline to reach the target offering amount: Oct. 31, 2025
28. Current number of employees with issuer and co-issuer: 30

29. Financial Information:

Issuer	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	2,367,345	2,559,422
Cash & Cash Equivalents:	32,297	30,469
Accounts Receivable:	1,215	-
Short-term Debt:	428,968	453,040
Long-term Debt:	2,354,826	2,536,554
Revenues/Sales:	1,571,746	1,627,634
Cost of Goods Sold:	347,598	319,593
Taxes Paid:	12,359	18,080
Net Income:	(122,442)	(223,616)

30. Indicate which jurisdictions in which the issuer intends to offer the securities: All US states and territories.

	Price to Investors	Service Fees and Commissions (1) (6%)	Net Proceeds
Minimum Individual Purchase Amount	$2,500.00	$150.00	$2,350.00
Aggregate Minimum Offering Amount	$300,000.00	$18,000.00	$282,000.00
Aggregate Maximum Offering Amount	$1,200,000.00	$72,000.00	$1,128,000.00

(1) This excludes fees to company's advisors, such as attorneys and accountants, reimbursements for expenses, and compensation paid in the form of securities.

August 18, 2025

Form C

Up to $1,200,000

343 Vino LLC ("**Waters Edge Winery Norfolk**," the "**Company**," "**we**," "**us**," or "**our**"), a Delaware limited liability company, is offering up to $1,200,000 (the "Maximum Offering Amount") of Class A Membership Units in the Company (the "Class A Units" or the "Units") to investors ("Investor(s)," "you," or "your") in this offering (the "Offering") pursuant to Regulation Crowdfunding.

This Offering is exempt from registration pursuant to Section 4(a)(6) ("Reg CF") of the Securities Act of 1933, as amended (the "Securities Act"). This Offering is made on the registered funding portal, Vicinity LLC available at (https://marketplace.vicinityventures.co/offers/91)

A prospective Investor from any participating jurisdiction must purchase the Units through the Intermediary. Investments may be accepted or rejected by The Company in its sole discretion. The Company or the Intermediary can accept, reject, cancel, or rescind the offer to sell Units at any time, for any reason.

This form will be provided to the SEC as part of 343 Vino's offering statement on Form C (the "Form C").

The Offering is being made through Vicinity, LLC (the "Intermediary"). The Intermediary will be entitled to receive fees and compensation in the form of securities related to the purchase and sale of the Securities.

Waters Edge Winery Norfolk has certified that all of the following statements are true in connection with this Offering:

1. Waters Edge Winery Norfolk is organized under, and subject to, the laws of a State or territory of the United States;

2. Waters Edge Winery Norfolk is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");

3. Waters Edge Winery Norfolk is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act"), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act;

4. Waters Edge Winery Norfolk is not ineligible to offer or sell securities in reliance on Regulation Crowdfunding as a result of disqualification as specified in § 227.503(a);

5. To the extent required, Waters Edge Winery Norfolk has filed with the Securities and Exchange Commission ("SEC") and provided to investors any ongoing annual reports required by law during the two years immediately preceding the filing of the Form C;

6. Waters Edge Winery Norfolk has a specific business plan, which does not include engagement in a merger or acquisition with an unidentified company or companies; and

7. Waters Edge Winery Norfolk (i) has no predecessor company, (ii) has not previously sold securities pursuant to Regulation Crowdfunding that remain outstanding, and (iii) is in compliance with all other eligibility requirements of Regulation Crowdfunding.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Units have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of 7 any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Units are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

THESE UNITS INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY UNIT THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO UNITS MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED

THESE UNITS HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTOR

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward-Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give 343 Vino's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions 343 Vino or the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond 343 Vino's control) and assumptions. Although 343 Vino believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, 343 Vino's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the 343 Vino in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. 343 Vino undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

343 Vino LLC will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than 120 days after the end of its fiscal year.

Once posted, the annual report may be found on The Company's website listed herein. The Company must continue to comply with the ongoing reporting requirements until:

(1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) The Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) The Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) The Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) The Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Units only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Units. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company, or any other relevant matters, and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

The Offering

Minimum amount of securities being offered	3,000
Maximum amount of securities being offered*	12,000*
Purchase price per Security	$100
Minimum investment amount per investor	$2500.00
Use of proceeds	Net proceeds from the issuance of these securities will be used by the Company for increased production capacity, opening new sales channels, purchasing equity in our building and debt restructuring. Further details within.
Voting Rights	None

 *Maximum amount of securities offered subject to adjustment for bonus share considerations

As part of this Regulation Crowdfunding Offering, 343 Vino LLC (the "Company") intends to raise up to $1,200,000 (the "Maximum Offering Amount") through the sale of non-voting Class A Membership Units ("Class A Units") in the Company. The Company, in its sole discretion, may accept aggregate capital contributions below the Maximum Offering Amount.

The minimum aggregate amount of this Offering is $300,000 (the "Minimum Target Amount"). Class A Units are being offered at a purchase price of $100.00 per Unit, with a minimum investment amount of $2,500 (25 Units). The Company may conduct multiple closings on a rolling basis after reaching the Minimum Target Amount.

The purchase price of $100.00 per Unit is based on a pre-money valuation of approximately $2,800,000 for the Company immediately prior to the initial closing of this Offering. The number of Units sold in this Offering, when combined with the Company's existing membership interests, will represent a percentage ownership in the Company calculated by dividing the number of Units purchased by the total Units outstanding after the Offering. For example, if the Maximum Offering Amount is fully subscribed, the Units sold would represent approximately 30% of the Company's ownership interests on a fully diluted basis; if only the Minimum Target

Amount is raised, the Units sold would represent 9.7% of the Company's ownership interests. Calculation above to not consider any additional ownership interest given to investors through qualification for Bonus Units as described below.

Proceeds from the Offering will be used primarily for debt consolidation and refinancing, the purchase of equity in the building housing the winery, equipment and supplies, sales and marketing initiatives, and operational working capital. Breakdown of planned use of funds found below in Use of Proceeds section.

Members and Class of Units

The Members of the Company (the "Investors" or the "Members") will be those purchasing Class A Units in this Offering under Regulation Crowdfunding.

Class A Membership Units. Class A Units represent a direct equity interest in the Company and are subject to the terms and conditions of the Company's Amended and Restated Limited Liability Company Agreement. Class A Units carry no general voting rights, except as required by law or for amendments that would alter the rights, preferences, or privileges of the Class A Units. Management and control of the Company are vested exclusively in the Board of Managers, and Class A Members have no authority to participate in day-to-day operations or bind the Company.

Bonus Shares

The Company will provide certain membership-based bonus allocations to eligible investors at the time of their investment. Bonus allocations are awarded in the form of additional Class A Membership Units ("Bonus Units") rounded down to the nearest whole unit and do not represent additional capital contributions.

Membership-Based Bonuses

- **VentureSouth Members** – Investors who are active members of VentureSouth at the time of their investment will receive additional Class A Membership Units equal to ten percent (10%) of the number of Units purchased in this Offering. For example, an eligible VentureSouth member purchasing 1,000 Units would receive an additional 100 Bonus Units at no additional cost.
- **Vicinity Venture Club Members** – Investors who are active members of the Vicinity Venture Club at the time of their investment will receive additional Class A Membership Units equal to five percent (5%) of the number of Units purchased in this Offering. For example, an eligible Vicinity Venture Club member purchasing 1,000 Units would receive an additional 50 Bonus Units at no additional cost.

Investors may not combine or "stack" membership-based bonuses and must be active members of the applicable group at the time their investment is made to qualify. Bonus Units will be issued on the same terms as purchased Class A Units, except that the purchase price for Bonus

Units will be deemed to be $0.00 and such Units will not represent additional capital contributions.

Investor Perks

All investors will receive a custom-embroidered Waters Edge Winery long-sleeve button-down shirt and a "Welcome Aboard" three-bottle wine package. Investors contributing over $50,000 will receive a Waters Edge Winery long-sleeve button-down shirt and a Field Bar cooler filled with Waters Edge Wines.

Receipt of any wine or alcohol-related perk is subject to all applicable federal, state, and local laws and regulations, including age restrictions. Alcoholic products will only be provided to individuals who are at least 21 years of age, and delivery may be limited to jurisdictions where such shipments are legally permitted. If an investor is ineligible to receive alcohol under applicable law, the Company reserves the right to substitute a non-alcoholic item of comparable value.

DISTRIBUTIONS

Operating Distributions

Distributions from the Company's Operating Cash Flow will be made at such times and in such amounts as determined by the Board of Managers, in its sole discretion, subject to applicable law and the Company's financing agreements.

Until the Class A Unitholders have received, in the aggregate:

1. cumulative, non-compounding preferred returns equal to eight percent (8%) per year on their unreturned capital contributions (the "Aggregate Preferred Return"), and
2. a full return of their original capital contributions,

all distributions of Operating Cash Flow will be allocated seventy percent (70%) to the Class A Unitholders, pro rata in accordance with their owned capital contributions, and thirty percent (30%) to the holders of Founder Units and/or Incentive Units, pro rata in accordance with their ownership percentages.

After the Aggregate Preferred Return and the full return of capital contributions to the Class A Unitholders have been satisfied, all further distributions of Operating Cash Flow will be made pro rata in accordance with ownership percentages among all holders of Class A Units, Founder Units, and Incentive Units. Holders of Units issued under the Company's Equity Award Plan are entitled to receive distributions only to the extent such Units are vested at the time of distribution.

Tax Distributions

In addition to any Operating Distributions, and subject to Board approval, the Company may make cash distributions to Members in amounts intended to help them cover income tax liabilities arising from their ownership in the Company ("Tax Distributions"). The amount of any Tax Distribution will generally equal the taxable income allocated to the Member multiplied by a tax rate determined by the Board to approximate the combined federal, state, and local income tax rates applicable to Members.

The Company may also make payments directly to taxing authorities on behalf of any Member for taxes the Board believes are owed as a result of that Member's interest in the Company, and may withhold amounts from other distributions to satisfy such obligations. Any such payment or withholding will be treated as a distribution to the affected Member.

Liquidating Distributions
Upon a liquidation, dissolution, or winding up of the Company, or upon the sale of all or substantially all of the Company's assets (a "Liquidating Event"), the Company's available assets will be distributed to Members in the following order of priority, and in each case subject to applicable law and the Company's financing agreements:

1. First, to pay or provide for all debts and liabilities of the Company, including any expenses of liquidation.
2. Second, to establish any reserves deemed necessary by the Board of Managers for contingent or unforeseen liabilities or obligations of the Company.
3. Third, to the Class A Unitholders until they have received, in the aggregate:
   o the full amount of their unpaid Aggregate Preferred Return; and
   o the return of their original capital contributions.
4. Thereafter, any remaining assets will be distributed pro rata among all Members in accordance with their ownership percentages.

Holders of Units issued under the Company's Equity Award Plan will participate in Liquidating Distributions only to the extent such Units are vested at the time of the Liquidating Event.

Redemption Right with Respect to Class A Members.

At any time, the Company may elect to purchase all Units held by a Class A Minority Member at the greater of: (i) the Member's total Capital Contributions plus a 10% simple annual return, or (ii) the EBITDA-Based Purchase Price (less any applicable minority discount). The Company initiates the process by providing written notice, and closing occurs within 90 days. Payment may be made in full at closing or one-third at closing with the balance paid in two equal annual installments with interest at the Prime rate. The selling Member must transfer the Units free of liens and execute a general release of claims. Both parties bear their own legal costs and split CPA expenses. If the Company completes a change-of-control transaction within six months of the redemption, the seller will receive an additional payment equal to what they would have received in that transaction, less the amount already paid.

TRANSFER RESTRICTIONS

No Units may be transferred, in whole or in part, without the prior written approval of the Company's Board of Managers, which may be granted or withheld in the Board's sole discretion. Any attempted transfer that does not comply with the requirements of the Company's governing documents will be null and void and have no legal effect.

Securities Law Compliance

Unless waived by the Board, no Units may be transferred without an opinion of counsel, satisfactory to the Board, that such transfer does not require registration under the Securities Act of 1933, as amended, or any other applicable federal or state securities laws.

Right of First Refusal

If a Member receives an offer from an unaffiliated third party to purchase all or part of that Member's Units (the "Offered Interest") and wishes to accept the offer, the Member must first deliver written notice to the Company (the "Seller's Notice"), including:

- the identity of the proposed purchaser;
- the purchase price, form of consideration, and payment terms; and
- all other material terms of the proposed sale.

The Company will have thirty (30) days from receipt of the Seller's Notice to elect to purchase the Offered Interest on the same terms. If the Company elects to purchase, the selling Member must deliver the Offered Interest, duly endorsed for transfer, and the Company must pay the purchase price in accordance with the terms stated in the Seller's Notice.

If the Company does not exercise its right within the thirty-day period, it will be deemed to have waived its right to purchase, and the Member may proceed with the sale to the third party on the terms described in the Seller's Notice. The Company's right of first refusal may be assigned, in whole or in part, to another party.

Definitions:

A selection of key terms and definitions from the Company Agreement are included here with all available later in this Form C and Exhibits.

"Agreement" means this Amended and Restated Limited Liability Company Agreement, as it may be amended from time to time, which the parties intend to constitute a limited liability company agreement within the meaning of the Act and, together with any subscription or other agreements between or among any of the Members and the Company, is further intended to be the sole document to serve as such limited liability company agreement.

"Capital Account" means an account for each Member established and maintained in accordance with Section 1.704-1(b)(2)(iv) of the Regulations.

"Capital Contribution" means the amount of money or other property that each Member contributes to the Company from time to time.

"Class A Members" means those Persons identified on Exhibit 4.1 who own Class A Units.

"Class A Unit" means a Unit in the Company that has been designated as a Class A Unit pursuant to Article IV.

"EBITDA" means, with respect to any period, an amount equal to the sum of the following amounts for the Company and its subsidiaries on a consolidated basis for such period: net income or net loss from operations for such period computed in accordance with GAAP, decreased by (i) interest income; (ii) any extraordinary or non-recurring income or gains (including gains on the sales of assets outside of the ordinary course of business); and (iii) any other non-cash income; and increased by (iv) interest expense, (v) income tax expense, (vi) depreciation expense, (vii) amortization expense, (viii) any extraordinary or non-recurring expenses or losses (including losses on sales of assets outside of the ordinary course of business) and (ix) any other non-cash charges; but only to the extent any of the amounts listed in items (i) through (ix) were included in the computation of net income or net loss from operations for such period.

"EBITDA-Based Purchase Price" means an amount that shall equal the product of (i) the FMV Multiple multiplied by (ii) the EBITDA, as calculated by the Company, over the trailing twelve (12) consecutive month period ending on the last day of the month immediately preceding the date the Member became an Ineligible Member, in the case of calculations for Section 9.6(e), or the date of the Redemption Notice, in the case of calculations for Section 9.7(a); which such product shall then be reduced by (iii) all interest-bearing indebtedness of the Company at such date, and then (iv) multiplied by such Member's Unit Percentage. For the avoidance of doubt, the Minority Ownership Discount shall be applied to the EBITDA-Based Purchase Price in accordance with the terms of this Agreement. The EBITDA, as calculated by the Company, shall be calculated based on its regularly prepared financial statements and consistent with its standard accounting practices and such calculation shall be binding on the parties.

"Founder Unit" means a Unit in the Company that has been designated as a Founder Unit pursuant to Article IV.

"Founder Unit Percentage" means, with respect to each Member, a share, expressed as a percentage rounded to the nearest one-hundredth (1/100) of 1%, calculated by dividing the number of Founder Units held by such Member by the total issued and outstanding Founder Units of the Company.

"Operating Cash Flow" means (i) all cash receipts as shown on the books of the Company (including net proceeds to the Company from financings or refinancings but excluding Capital Contributions from Members and cash from a Terminating Capital Transaction), reduced by (A) cash disbursements for Company purposes, including interest and principal upon loans (including loans from Members), (B) all cash reserves reasonably set aside by the Board in its sole and absolute discretion to accomplish the Company's business and satisfy its obligations, and (C) any amounts required to be maintained under any Financing Document, plus (ii) any other funds, including amounts previously set aside as reserves now deemed available by the Board as Operating Cash Flow.

"Terminating Capital Transaction" means the sale, exchange, or other disposition of all or substantially all of the assets of the Company in connection with or as a result of which the Board approves the dissolution and liquidation of the Company.

"Transfer" means (a) when used as a noun, any direct or indirect sale, exchange, pledge, encumbrance, gift, bequest, attachment or other transfer or disposition of one or more Units, any right or interest therein, or any fraction of a Unit, or permitting one or more Units, any right or interest therein, or any fraction of a Unit to be sold, exchanged, pledged, encumbered, given, bequeathed, attached or otherwise disposed of or having or allowing the ownership of one or more Units, any right or interest therein, or any fraction of a Unit to be changed, assigned, exchanged or converted in any manner, whether voluntarily, involuntarily or by operation of law, including without limitation as a result of death or incapacity or of one or more transactions resulting in a change of control with respect to a limited liability company or other entity which holds one or more Units, or (b) when used as a verb, to consummate such sale or other transaction described in clause (a) above. As used in this paragraph, "change of control" means any sale by the referenced entity of all or substantially all of its operating assets, or a change in ownership, or a series of changes, whether resulting from any sale of stock, merger, consolidation, share exchange, reorganization, combination or other event, which results in the ownership by the Person or Persons who owned all the stock, partnership interests, limited liability company interests, or other ownership interests of such entity as of the date such entity became a Member, of less than fifty percent (50%) of such ownership interests of such entity following such event or events.

"Units" means the units of each Member's limited liability company interest in the Company at any particular time, including the right of such Member to any and all the benefits to which such Member may be entitled as provided in this Agreement and in the Act, together with the obligations of such Member to comply with all the provisions of this Agreement and of the Act, but excluding such Member's Units issued under the Equity Award Plan that are unvested or unexercised at any particular time and any Restricted Units (as may be defined in the Equity Award Plan from time to time).

"Unit Percentage" means, with respect to each Member, a share, expressed as a percentage rounded to the nearest one-hundredth (1/100) of 1%, calculated by dividing the number of all Units held by such Member by all of the total issued and outstanding Units of the Company.

Closing and Escrow Process

Investors that have committed investment amounts and electronically signed the securities agreement will contribute funds into the designated escrow account for this offering. Once the minimum offering amount has been raised and the offering period has ended, the committed investment amounts will be released from escrow upon satisfaction of the escrow agreement and the offering will be deemed to have successfully closed and the respective investors' investment will be confirmed. Vicinity will notify investors when the offering target amount has been met. Rolling closes may be used once the minimum offering amount has been raised prior to the offering ending.

Cancellation of Investment Commitment

Investors may cancel an investment commitment until 48 hours prior to the end of the offering period identified. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the minimum offering amount has been met, the funds will be released to the issuer upon closing and the investor will receive securities in exchange for his or her investment. Vicinity will notify investors if the minimum offering amount has been met. Unless the issuer raises at least the minimum offering amount through this offering, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

Early Termination of the Offering Period

If the issuer raises at least the minimum offering amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided that the offering period must be at least 21 days.
Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

Material Changes to the Offering

If the issuer determines that there are any material changes to the offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be canceled, and the committed funds will be returned.

Assignment and Transfer Restrictions

These securities may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless the securities are transferred (1) to the issuer of the securities, (2) to an accredited investor, (3) as part of an offering registered with the

SEC, or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance, all in compliance with applicable securities laws.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories at the time of the sale of the securities to that person.

The term "Member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including adoptive relationships.

Valuation of the Security in the Future

The value of the security is the present value of the future payments. In the event that the issuer is unable to make the required payments, the value of the security may be impacted adversely, and the investor may lose some or all of the money invested.

Corporate Actions of the Issuer

Because securities are governed by the established securities agreement and the terms of the securities themselves, the issuer cannot unilaterally take subsequent corporate actions to change material terms of the securities. In addition, because the holders of securities' rights are limited to those described in the securities agreement, they will have no ability to influence the policies or any other corporate matter of the issuer, including the election of directors, changes to the issuer's governance documents, additional issuance of securities, the issuer's repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Holders of the majority of the voting rights of the issuer may be able to take actions for which investors disagree as a result of their voting control of the equity securities of the company.

Company Expenses

The Company will bear all costs and expenses incurred by the Company in the setup and maintenance of the operations of the Company, including legal and accounting expenses, the cost of preparing the Company's financial statements, tax returns and K-1s, custodial fees, appraisal and valuation expenses, insurance, litigation and indemnification expenses, if any, taxes and other governmental fees and charges. In connection with this Offering, the Company will pay a fee to Vicinity, LLC.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

It is anticipated that the Company will be treated as a partnership and not as an association taxable as a corporation or a publicly traded partnership treated as a corporation for federal income tax purposes. Accordingly, the Company should not be subject to federal income tax, and each 16 Member will be required to report on its own annual tax return such Member's distributive share of the Company's taxable income or loss, whether or not any amounts are distributed to, or withdrawn by, the Member. The Company's Operating Agreement does not require the Company to distribute amounts sufficient to cover the tax liabilities of the Members.

Issuers Statements

The issuer is not subject to disqualification nor has any disclosable events that would have triggered disqualification.

Neither the issuer nor any predecessor is delinquent in its ongoing reporting requirements under Regulation Crowdfunding.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	% owned
Dyan Witt	75%

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their qualifications.

Name: Dyan Witt
Position: President
Dates: Dec 15, 2021
Full-time or Part-Time: Full-time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

2015- current: Owner - Dyan Witt Photography, Norfolk VA.
2020- current: Graphic Designer - Dzerman Dzign

Education - Oakland University

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Founders Units
Amount outstanding	28,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Non-dilutive to the securities in this offering
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering, if convertible securities).	100%

The Company has the following debt outstanding:

Type of debt	SBA
Name of creditor	Small Business Association
Amount outstanding	$1,249,305.85
Interest rate	Wall Street Journal prime rate + 2.75%
Describe any collateral or security	Primary Residence
Maturity date	2033
Other material terms	None

Type of debt	Credit Card
Name of creditor	American Express
Amount outstanding	49,000
Interest rate and payment schedule	24%
Describe any collateral or security	None
Maturity date	None
Other material terms	None

Type of debt	Tenant Improvement Loan
Name of creditor	6464 Hampton LLC
Amount outstanding	$128,340.00
Interest rate and payment schedule	15%
Describe any collateral or security	None
Maturity date	2033
Other material terms	None

Type of debt	Credit Card
Name of creditor	Chase Ink
Amount outstanding	$41,000
Interest rate and payment schedule	24%
Describe any collateral or security	None
Maturity date	None
Other material terms	None

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
None					

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the Issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of interest in transaction	Amount of interest
Jason and Dyan Witt	President / Shareholder	The shareholders loaned the Company amounts resulting in a balance of $163,343 as of December 31st, 2024. The loans do not accrue interest and are due on demand.	$163,343

Use of Proceeds

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Debt consolidation	50.00%	$150,000	39.11%	$470,000
Sales & Marketing	10.00%	$30,000	2.25%	$30,000
Equipment & Supplies	16.67%	$50,000	4.17%	$50,000
Operational funds	17.33%	$52,000	12.50%	$150,000
Real Estate Acquisition	0.00%	$0	41.66%	$500,000
Intermediary Fees	6.00%	$18,000	6.00%	$72,000
Total	100.00%	$300,000	100.00%	$1,200,000

Business Plan Description

Waters Edge Winery is a veteran-owned, family-operated urban winery and bistro located in Norfolk, Virginia. Since opening its doors in 2022, the business has built a strong community presence and a scalable model centered around high-margin, locally crafted wines paired with curated food experiences. The Company operates under a unique franchise model that allows for on-site wine production using globally sourced grapes, enabling rapid product customization, attractive margins, and full control over branding and distribution. In just two years, Waters Edge Winery has demonstrated traction across multiple revenue channels including in-house dining and wine sales, private events, wholesale, and its growing wine club.

Despite the economic headwinds of 2023 and 2024, the Company generated more than $1.5 million in annual revenue each year, with gross profit margins consistently exceeding 75%. These strong margins reflect the Company's vertically integrated production model, which enables it to produce wine efficiently and sell at over 80% profit margins. While growth was modestly tempered by market conditions, operational improvements—including reduced general and administrative expenses and better inventory management—contributed to a shift from an operating loss in 2023 to positive operating income in 2024. This momentum underscores management's ability to navigate challenges and position the business for long-term profitability.

A key barrier to net profitability has been the burden of high-interest debt incurred during the Company's startup phase, including an SBA loan with a balance of $1.2 million and a landlord improvement loan carrying a 15% interest rate. Combined, interest expenses totaled nearly $175,000 in 2024—significantly impacting the bottom line despite positive operating performance. Through this Regulation Crowdfunding raise, Waters Edge Winery intends to purchase approximately 28% equity into the entity that owns the building the winery is housed within. Between this equity and funds from the capital raise, Waters Edge Winery will be able to restructure its debt obligations by refinancing existing liabilities into long-term, lower-interest vehicles. By drastically reducing the annual debt service burden, the Company projects a swift turn to profitability, allowing reinvestment into marketing, product development, and expanded production capacity.

The Company currently operates at approximately 65% of its winemaking capacity and has ample room for scale within its existing facility. With enhanced marketing and strategic partnerships—ranging from local universities and apartment communities to large hospitality groups—the business plans to grow its wine club, expand wholesale relationships, and increase private event bookings. A planned upgrade to the point-of-sale and e-commerce platforms will enable more efficient customer segmentation, automated outreach, and streamlined purchasing experiences, particularly important in the fast-growing direct-to-consumer wine segment.

Waters Edge Winery is well-positioned at the intersection of community hospitality and premium wine consumption. With a loyal customer base, proven product-market fit, and strong gross margins, the Company has laid the foundation for scalable and sustainable growth. The successful consolidation of debt through this offering will unlock that potential, enabling the Company to capitalize on its existing infrastructure and deliver attractive returns to investors.

FINANCIAL INFORMATION

The Company's revenues were $1,571,746 in 2024 and $1,627,634 in 2023, with cost of revenue of $347,598 in 2024 and $319,593 in 2023.

Historical performance of the Company reflects a net loss of $122,442 in 2024, compared to a net loss of $223,616 in 2023. Operating income improved to $49,174 in 2024 from an operating loss of $106,663 in 2023, driven by reduced general and administrative expenses, though high interest expense from existing debt obligations continued to impact net income.

The reviewed financials display balance sheet activity for the years ended 2024 and 2023, including: (1) assets: cash balances of $32,297 and $30,469 at year-end 2024 and 2023, respectively; inventory of $170,110 and $130,146; and net fixed assets of $1,144,443 and $1,286,923; and (2) liabilities: current liabilities of $428,968 and $453,040; long-term liabilities of $2,354,826 and $2,536,554; and related party payables of $163,343 and $61,266.

Financial milestones include the following targets:
- Completion of equity funding: Q4 2025
- Debt consolidation and refinancing: Q4 2025
- Launch of expanded sales and marketing initiatives: Q1 2026

Liquidity and Capital Resources

Targeted sources of capital total $1,200,000 and are estimated (subject to change) as follows:

Reg CF investment $1,200,000

Owner Equity $0

Loan $0

Offering Updates

Updates regarding the progress of the issuer in meeting the target amount will be provided via email after milestones of 30%, 60%, and 90% funded. Email notifications will also be sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page through vicinitycapital.com.

Annual Report

The Issuer plans to provide its annual report within 120 days after the end of the fiscal year, and will inform investors via email where to find the report.

Risk Factors

An investment in the Units involves various risks and uncertainties. You should carefully consider the following risk factors in conjunction with the other information contained in this confidential Form C before purchasing our Units. The risks discussed in this Form C can adversely affect our business, operating results, prospects and financial condition, and cause the value of your investment to decline. The risks and uncertainties discussed below are not the only ones we face but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects, and financial condition. You should carefully consider these risks together with all of the other information included in this confidential Form C before you decide to purchase any of our Units.

COVID-19. The impacts of COVID-19 on our communities and our economy has been significant. At this time, the overall impact and potential recovery from the effects of COVID-19 on the economy is unknown.

Key Personnel. The Project is highly dependent on the above director(s) and/or officer(s) to oversee ongoing operations. Their loss would adversely affect the company and the company might have to obtain other personnel to perform his duties. There can be no guarantee such replacement personnel will be available or that the company will proceed as planned in the event of the loss. The company currently holds a $2 million key-man life insurance policy on winemaker Jason Witt, and a $1 million key-man life insurance policy on President Dyan Witt.

Need for Additional Funding/Dilution. The project does need additional capital in excess of the $300,000 minimum target being raised through this Regulation Crowdfunding offering. If the needed amount of capital is not achieved through this Regulation Crowdfunding offering, it is possible it will need to be pursued through other raises/sources, such as a separate exempt offering.

Beyond the funding stated herein, the company does not currently anticipate any need for future equity financing. If however, the company is in need of additional funding, future investors may elect to provide equity capital to the company, and the company cannot guarantee that its investors will not be diluted by the future investment of such capital or the extent of the dilution. Nor can the company guarantee that securities issued in exchange for such capital will not be sold on terms more favorable than those offered to its initial investors. The availability of such funding is subject to credit, economic, market and legal constraints. There is no guarantee that any additional debt or equity financing, if needed, can be obtained by the company.

Related-party transactions The Company may, from time to time, enter into transactions with affiliated or related parties, including Managers, Members, or entities controlled by such individuals. Any such transactions will be subject to approval by the Board of Managers and will be conducted on terms that the Company believes are no less favorable than those available in arm's length transactions with unrelated third parties. There is no assurance, however, that such transactions will be free from conflicts of interest or that the Company could not have obtained more favorable terms from an independent party.

No Distributions/No Provision for Return of Capital. It is anticipated that the Company's investors will not receive a substantial return on their invested capital until several or more years after closing of the Offering. Although the company anticipates that it may have sufficient cash flow to pay a return on invested capital within the first few years, the company cannot provide any assurances as to when, if ever, cash distributions will be made by the company.

Economic Conditions. Changes in economic conditions including, for example, competition, public health epidemics/pandemics, tax laws and regulations, and innumerable other factors can affect substantially and adversely the business and prospects of the company. None of these conditions are within the control of the company.

Indemnification. To the fullest extent permitted by law, the Company will indemnify and hold harmless its Managers, officers, employees, and agents (each, an "Indemnified Party") from and against any and all losses, claims, liabilities, damages, and expenses (including reasonable attorney's fees) incurred in connection with any action, suit, or proceeding arising out of such party's involvement with the Company, provided that such indemnification shall not apply to acts of gross negligence, willful misconduct, knowing violations of law, or material breaches of fiduciary duty. Indemnification obligations are subject to the availability of lawful funds and the discretion of the Board of Managers.

Limitation of Liability. The Company's Managers and officers shall not be liable to the Company or its Members for monetary damages for any act or omission in their capacity as such, except to the extent such liability arises from gross negligence, willful misconduct, knowing violations of criminal law, or breaches of the duty of loyalty. This limitation of liability is intended to be enforceable to the fullest extent permitted under applicable law.

Possible Loss of Entire Investment. An investment in the company involves a high degree of risk. The securities should not be purchased by anyone who cannot afford to lose all of their investment. A prospective investor should be aware that, if the company is unsuccessful, the investor's entire investment in the company may be lost and the company may be faced with liquidation.

Early Business Venture. The company is subject to all the risks inherent in the establishment of an early-stage business. The company has incurred and will continue to incur material expenses prior to sustainable profitability. There can be no guarantee of the success of the company, and the likelihood of success must be considered in light of the problems, competition, expenses, difficulties, and complications frequently encountered in connection with the ownership and operation of an early-stage business. There is no guarantee that the company will ever be sustainably profitable.

Going concern. The financial statements have been prepared on the going concern basis, which assumes that the company will continue in operation for the foreseeable future. However, management has identified conditions and events that create an uncertainty about the ability of the company to continue as a going concern.

Single Location Risk. The Company currently operates a single location in Norfolk, Virginia. This geographical concentration increases vulnerability to localized economic downturns, regulatory issues, or real estate disputes that could negatively impact the business.

Alcohol Licensing and Regulatory Compliance. The sale and service of alcohol is subject to strict federal, state, and local regulation. Failure to maintain or renew any necessary permits or licenses, or changes in alcohol laws or enforcement, could lead to suspension of operations or loss of revenue.

Hospitality Industry Competition. The Company competes with numerous other restaurants, bars, and retail establishments in the Norfolk area. Many competitors may have more resources, broader brand awareness, or lower cost structures, placing pressure on pricing and market share.

Real Estate and Lease Risk. The Company leases its operating premises. Any failure to renew the lease, disputes with the landlord, or need to relocate could result in unexpected expenses or interruptions to operations.

Seasonality and Event Reliance. Revenue is partially dependent on event bookings, seasonal wine tourism, and private functions. These income streams are inherently unpredictable and may be impacted by external factors such as weather, economic conditions, or local competition.

Economic Conditions. Hospitality spending is discretionary and closely tied to macroeconomic conditions. Inflation, recessionary pressures, or rising interest rates could reduce consumer demand and impact profitability.

Supply Chain Disruption The Company sources wine and food products that may be subject to supply chain bottlenecks, delays, or price volatility. Any disruption in sourcing raw materials or finished goods could impact the Company's ability to meet customer demand.

Labor Market Constraints. The Company is dependent on front-of-house and kitchen staff to operate effectively. Difficulty in hiring or retaining employees, or increases in minimum wage or benefit costs, could materially increase operating expenses.

Debt Obligations.
 The Company currently has existing business debt obligations related to the initial buildout, equipment acquisition, and operational startup of the winery and bistro. These obligations include both secured and unsecured liabilities, some of which may carry relatively high interest rates and restrictive covenants. The Company intends to use a portion of the proceeds from this Regulation Crowdfunding offering to consolidate or refinance certain outstanding debts with the

goal of simplifying its capital structure and improving monthly cash flow. However, there is no guarantee that such restructuring efforts will be successful or achieved on favorable terms.

Failure to refinance or renegotiate the existing obligations could result in continued high debt service costs, which may materially limit the Company's ability to reinvest in growth, respond to operational challenges, or make distributions to Class A Unit holders. Furthermore, in the event of any default under such debt agreements, the Company could face legal or financial penalties, potential foreclosure on secured assets, or restrictions on future borrowing. Any such events could materially and adversely impact the Company's financial condition and liquidity, and reduce the likelihood that investors will receive any return on their investment.

In addition, if the Company is required to raise additional capital to service its debts, any such financing may occur on terms that are dilutive to investors in this offering or that include senior rights or preferences that further subordinate the interests of Class A Unit holders. Prospective investors should carefully consider the risks associated with the Company's current and future debt obligations, as well as the potential impact on distributions, cash flow, and overall financial sustainability.

Lack of Voting Rights. Investors in this offering will receive Class A Units, which carry no voting rights. As a result, investors will have no ability to influence company policies, approve transactions, or remove managers.

Preferred Return Not Guaranteed. While Class A Unit holders are entitled to a preferred return, payment is contingent upon available cash and profitability. There is no guarantee that sufficient distributions will be made to fulfill the preferred return.

Illiquidity of Units. There is no public market for the Class A Units, and no such market is expected to develop. Investors should be prepared to hold their Units for an indefinite period and should not expect to sell or transfer them easily, if at all.

Subordination to Creditors In the event of a liquidation or bankruptcy, investors will be subordinate to all existing and future creditors of the Company. There may be no assets available to return to Class A Unit holders.

Uncertain Financial Projections. Any forward-looking statements or financial projections included in this offering are based on assumptions and estimates that may not materialize. Actual results may differ materially from those projected.

Tax Treatment and K-1 Reporting. As a member of an LLC, each investor will receive a Schedule K-1 for tax reporting. This may result in complex tax filings and the reporting of taxable income even in years when no cash distributions are received.

Exhibits

A) 343 Vino LLC Company Agreement
B) 343 Vino LLC Investor Subscription Agreement
C) 343 Vino Reviewed Financials
D) Water's Edge Winery Norfolk – Vicinity TTW Page

Exhibit A – 343 Vino LLC Company Agreement


AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

343 VINO, LLC

a Delaware limited liability company


THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR REGISTERED OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD OR TRANSFERRED UNLESS REGISTERED AND QUALIFIED UNDER APPLICABLE FEDERAL AND STATE SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, THE TERMS AND CONDITIONS OF WHICH ARE SET FORTH IN THIS AGREEMENT.

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT of 343 VINO, LLC, a Delaware limited liability company, is made effective as of [●], 2025 (the **"Effective Date"**), by and among the Members of the Company.

WHEREAS, the Company was formed on December 15, 2021 as 343 Vino, Inc., a Virginia corporation, pursuant to its Articles of Incorporation filed with the Virginia State Corporation Commission (the **"SCC"**); and

WHEREAS, pursuant to Articles of Conversion filed with the SCC effective [●], 2025, the Company converted from a Virginia corporation to a Delaware limited liability company (the **"Conversion"**); and

WHEREAS, a Certificate of Formation of the Company (as may be amended or amended and restated from time to time, the **"Certificate of Formation"**) was filed on [●], 2025 with the Secretary of State of the State of Delaware.

WHEREAS, the Members entered into a Limited Liability Agreement, dated as of [●], 2025 (the **"Delaware Limited Liability Company Agreement"**); and

WHEREAS, the Company and each of the parties executing this Agreement desire to amend and restate the Delaware Limited Liability Company Agreement on the terms and conditions set forth herein, and for this Agreement to supersede the Delaware Limited Liability Company Agreement in its entirety.

NOW, THEREFORE, in consideration of the mutual promises of the parties contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Members and the Company agree as follows:

1

ARTICLE I.

DEFINITIONS

1.1   <u>Act</u> means the Limited Liability Company Act of Delaware (6 Del. C. §18-101 et. seq.), as amended from time to time.

1.2   <u>Affiliate</u> means, with respect to a Person, (a) any Person who, directly or indirectly through one or more intermediaries or otherwise, controls, or is controlled by, or is under common control with, such Person, or (b) any Person who is a shareholder, member, partner, director, officer, or manager of, or consultant to, such Person or of any Person described in clause (a) above. The term "control" (including the terms "controlling", "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of more than 50% of the voting securities, by contract, or otherwise.

1.3   <u>Agreement</u> means this Amended and Restated Limited Liability Company Agreement, as it may be amended from time to time, which the parties intend to constitute a limited liability company agreement within the meaning of the Act and, together with any subscription or other agreements between or among any of the Members and the Company, is further intended to be the sole document to serve as such limited liability company agreement.

1.4   <u>BBA</u> means the Bipartisan Budget Act of 2015.

1.5   <u>Board or Board of Managers</u> shall have the meaning provided in Section 5.1.

1.6   <u>Bona Fide Offer</u> shall have the meaning provided in Section 9.3(a).

1.7   <u>Capital Account</u> means an account for each Member established and maintained in accordance with Section 1.704-1(b)(2)(iv) of the Regulations.

1.8   <u>Capital Account Balance</u> means the value in each Member's Capital Account, as adjusted from time to time pursuant to Articles VII and VIII of this Agreement.

1.9   <u>Capital Contribution</u> means the amount of money or other property that each Member contributes to the Company from time to time.

1.10   <u>Certificate of Formation</u> shall have the meaning provided in the Recitals.

1.11   <u>Class A Members</u> means those Persons identified on Exhibit 4.1 who own Class A Units.

1.12   <u>Class A Unit</u> means a Unit in the Company that has been designated as a Class A Unit pursuant to Article IV.

1.13   <u>Code</u> means the Internal Revenue Code of 1986, as amended.

1.14   <u>Company</u> means the limited liability company that this Agreement governs.

1.15   EBITDA means, with respect to any period, an amount equal to the sum of the following amounts for the Company and its subsidiaries on a consolidated basis for such period: net income or net loss from operations for such period computed in accordance with GAAP, decreased by (i) interest income; (ii) any extraordinary or non-recurring income or gains (including gains on the sales of assets outside of the ordinary course of business); and (iii) any other non-cash income; and increased by (iv) interest expense, (v) income tax expense, (vi) depreciation expense, (vii) amortization expense, (viii) any extraordinary or non-recurring expenses or losses (including losses on sales of assets outside of the ordinary course of business) and (ix) any other non-cash charges; but only to the extent any of the amounts listed in items (i) through (ix) were included in the computation of net income or net loss from operations for such period.

1.16   EBITDA-Based Purchase Price means an amount that shall equal the product of (i) the FMV Multiple multiplied by (ii) the EBITDA, as calculated by the Company, over the trailing twelve (12) consecutive month period ending on the last day of the month immediately preceding the date the Member became an Ineligible Member, in the case of calculations for Section 9.6(e), or the date of the Redemption Notice, in the case of calculations for Section 9.7(a); which such product shall then be reduced by (iii) all interest-bearing indebtedness of the Company at such date, and then (iv) multiplied by such Member's Unit Percentage. For the avoidance of doubt, the Minority Ownership Discount shall be applied to the EBITDA-Based Purchase Price in accordance with the terms of this Agreement. The EBITDA, as calculated by the Company, shall be calculated based on its regularly prepared financial statements and consistent with its standard accounting practices and such calculation shall be binding on the parties.

1.17   Effective Date shall have the meaning provided in the Recitals.

1.18   Equity Award Plan shall have the meaning provided in Section 4.5.

1.19   Financing Document means any credit agreement, guarantee, financing or security agreement or other agreements or instruments governing indebtedness of the Company.

1.20   FMV Multiple means (i) 2.0 with respect to any purchase of Units provided in Section 9.6 for Ineligible Member's Purchase price or (ii) 2.1 with respect to any purchase of Units provided in Section 9.7 for the Redemption Purchase Price.

1.21   Founder Unit means a Unit in the Company that has been designated as a Founder Unit pursuant to Article IV.

1.22   Founder Unit Percentage means, with respect to each Member, a share, expressed as a percentage rounded to the nearest one-hundredth (1/100) of 1%, calculated by dividing the number of Founder Units held by such Member by the total issued and outstanding Founder Units of the Company.

1.23   Founding Member means those Members set forth on Schedule I.

1.24   GAAP means U.S. generally accepted accounting principles, as in effect at such time.

1.25   Incentive Unit means a Unit in the Company having the rights and obligations set forth herein and set forth in the Equity Award Plan and any grant agreements issued thereunder. Incentive Units are intended to, and shall, meet all requirements to maintain their status as "profits interests" as defined in Rev. Procs. 93-27 and 2001-43, and any subsequent guidance issued by the Internal Revenue Service regarding profits interests. Each Incentive Unit shall, upon its grant, have assigned to it a "Distribution Threshold" that is equal to the amount necessary to ensure such Incentive Unit constitutes a "profits interest."

1.26   Incentive Unit Percentage means, with respect to each Member, a share, expressed as a percentage rounded to the nearest one-hundredth (1/100) of 1%, calculated by dividing the number of Incentive Units held by such Member by the total issued and outstanding Incentive Units of the Company.

1.27   Ineligible Member shall have the meaning provided in Section 9.6(b).

1.28   Ineligible Member's Purchase Price shall have the meaning provided in Section 9.6(e).

1.29   Ineligible Member Release shall have the meaning provided in Section 9.6(f).

1.30   Liability means the obligation to pay a judgment, settlement, penalty, fine, or reasonable expenses incurred with respect to a Proceeding, including counsel fees.

1.31   Majority of Units means, with respect to all Members, the vote, approval or consent of the Members holding more than Fifty Percent (50%) of the issued and outstanding Units, and, with respect to a specific class of Members or Units, those Members holding more than 50% of the total Units of such class then issued and outstanding.

1.32   Members means those Persons who have executed a counterpart signature page of this Agreement as of the date hereof, or who have been admitted as a Member to the Company as an additional member or as a Transferee of Units in accordance with the terms of this Agreement.

1.33   Minority Members means any Member admitted to the Company hereunder who holds less than a Majority of Units.

1.34   Minority Ownership Discount means a reduction of the applicable purchase price by an amount equal to 25% applied with respect to the purchase of Units from a Minority Member, so as to account for liquidity, lack of control and marketability.

1.35   Modified Negative Capital Account means the balance of a Capital Account in excess of the portion of the deficit the Member is deemed obligated to restore pursuant to the Section 704(b) of the Regulations; provided, however, such "deemed" obligation shall not be interpreted to mean that there is any actual deficit capital account restoration obligation under the provisions of this Agreement.

1.36   Notice shall have the meaning provided in Section 10.6.

1.37   Offered Interest shall have the meaning provided in Section 9.3(a).

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1.38   Operating Cash Flow means (i) all cash receipts as shown on the books of the Company (including net proceeds to the Company from financings or refinancings but excluding Capital Contributions from Members and cash from a Terminating Capital Transaction), reduced by (A) cash disbursements for Company purposes, including interest and principal upon loans (including loans from Members), (B) all cash reserves reasonably set aside by the Board in its sole and absolute discretion to accomplish the Company's business and satisfy its obligations, and (C) any amounts required to be maintained under any Financing Document, plus (ii) any other funds, including amounts previously set aside as reserves now deemed available by the Board as Operating Cash Flow.

1.39   Partnership Representative shall have the meaning provided in Section 10.5(a).

1.40   Person shall mean and include an individual, proprietorship, trust, estate, partnership, joint venture, association, limited liability company, corporation, or other entity.

1.41   Prime means the prime rate (or base rate) reported in the "Money Rates" column or section of the *Wall Street Journal*, Eastern Edition as being the base rate on corporate loans at larger U.S. Money Center banks on a specified date or, if not so published on such date, on the last date so published before such date on which such *Wall Street Journal* is published. If such *Wall Street Journal* ceases publication of such rate, then Prime shall mean the "prime rate" or "base rate" announced on similar dates by the bank with which the Company has its principal banking relationship (whether or not such rate has actually been charged by that bank). If that bank discontinues the practice of announcing that rate, Prime shall mean the highest rate charged by that bank on short-term, unsecured loans to its most credit-worthy large corporate borrowers.

1.42   Proceeding means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

1.43   Profits and Losses shall have the meaning provided in Section 8.3.

1.44   Purchaser shall have the meaning provided in Section 9.3(a)(i).

1.45   Rate means the sum of (i) the highest marginal federal income tax rate applicable to individual taxpayers under the Code for the taxable year in which any distribution hereunder is made, plus (ii) an additional five percent (5%) to account for state and local income taxes, or such other rate as the Board may in its discretion determine to use from time to time.

1.46   Redemption Notice shall have the meaning provided in Section 9.7(a)(i).

1.47   Redemption Purchase Price shall have the meaning provided in Section 9.7(a)(i).

1.48   Redemption Seller shall have the meaning provided in Section 9.7(a)(i).

1.49   Redemption Seller Release shall have the meaning provided in Section 9.7(a)(ii).

1.50   Registration Rights Agreement shall have the meaning provided in Section 2.4.

1.51   Regulatory Allocations shall have the meaning provided in Section 8.5.

1.52   Regulations means the United States Treasury Regulations issued under the Code (whether temporary, proposed, or final), as amended from time to time. Reference to any particular provision of the Regulations shall mean that provision of the Regulations on the date hereof and any succeeding provision of the Regulations.

1.53   Revised Partnership Audit Rules shall have the meaning provided in Section 10.5(c).

1.54   Securities Act means the Securities Act of 1933, as amended, and applicable rules and regulations thereunder, and any successor to such statute, rules, or regulations. Any reference herein to a specific section, rule, or regulation of the Securities Act shall be deemed to include any corresponding provisions of future law.

1.55   Seller shall have the meaning provided in Section 9.3(a).

1.56   Seller's Notice shall have the meaning provided in Section 9.3(a).

1.57   Service means the Internal Revenue Service.

1.58   State means the State of Delaware.

1.59   Terminating Capital Transaction means the sale, exchange, or other disposition of all or substantially all of the assets of the Company in connection with or as a result of which the Board approves the dissolution and liquidation of the Company.

1.60   Transfer means (a) when used as a noun, any direct or indirect sale, exchange, pledge, encumbrance, gift, bequest, attachment or other transfer or disposition of one or more Units, any right or interest therein, or any fraction of a Unit, or permitting one or more Units, any right or interest therein, or any fraction of a Unit to be sold, exchanged, pledged, encumbered, given, bequeathed, attached or otherwise disposed of or having or allowing the ownership of one or more Units, any right or interest therein, or any fraction of a Unit to be changed, assigned, exchanged or converted in any manner, whether voluntarily, involuntarily or by operation of law, including without limitation as a result of death or incapacity or of one or more transactions resulting in a change of control with respect to a limited liability company or other entity which holds one or more Units, or (b) when used as a verb, to consummate such sale or other transaction described in clause (a) above. As used in this paragraph, "change of control" means any sale by the referenced entity of all or substantially all of its operating assets, or a change in ownership, or a series of changes, whether resulting from any sale of stock, merger, consolidation, share exchange, reorganization, combination or other event, which results in the ownership by the Person or Persons who owned all the stock, partnership interests, limited liability company interests, or other ownership interests of such entity as of the date such entity became a Member, of less than fifty percent (50%) of such ownership interests of such entity following such event or events.

1.61   Transferee shall have the meaning provided in Section 8.1(a).

1.62   Transferring Members shall have the meaning provided in Section 9.5.

1.63   Units means the units of each Member's limited liability company interest in the Company at any particular time, including the right of such Member to any and all the benefits to which such Member may be entitled as provided in this Agreement and in the Act, together with the obligations of such Member to comply with all the provisions of this Agreement and of the Act, but excluding such Member's Units issued under the Equity Award Plan that are unvested or unexercised at any particular time and any Restricted Units (as may be defined in the Equity Award Plan from time to time).

1.64   Unit Percentage means, with respect to each Member, a share, expressed as a percentage rounded to the nearest one-hundredth (1/100) of 1%, calculated by dividing the number of all Units held by such Member by all of the total issued and outstanding Units of the Company.

1.65   Value shall have the meaning provided in Sections 8.1(c) or 8.12, as applicable.

ARTICLE II.

FORMATION, NAME AND TERM; ORGANIZATIONAL MATTERS

2.1   Name. The name of the Company is "343 Vino, LLC."

2.2   Office and Registered Agent. The principal office and place of business of the Company is 6464 Hampton Blvd, Norfolk, Va. 23508. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware are The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The Board may at any time change the name, the location of the principal office or the registered agent of the Company. The Company will notify all Members of any change in the name or location of the Registered Agent or upon the receipt of any service of process within 30 business days.

2.3   Term.

(a)   The term of the Company shall continue until the cancellation of the Certificate of Formation, except that the Company shall be dissolved upon the happening of any of the following events:

(i)   The determination of the Board to dissolve and terminate the Company;

(ii)   The entry of a decree of judicial dissolution under the Act;

(iii)   When so determined in accordance with other specific provisions of this Agreement; and

(iv)   As otherwise required by State law.

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(b)   Upon the dissolution of the Company for any reason, the Board shall proceed promptly to wind up the affairs of and liquidate the Company. Except as otherwise provided in this Agreement, the Members shall continue to share distributions and tax allocations during the period of liquidation in the same manner as before the dissolution. The Board shall have absolute discretion and authority to determine the time, manner, and terms of any sale or sales of the Company's property pursuant to such liquidation and to effect any such sale or sales.

2.4   <u>Registration Rights</u>. In the event of any offering of equity securities of the Company pursuant to a registration statement under the Securities Act, the Company (or any applicable successor thereto or subsidiary thereof) and each Member shall, prior to any such public offering, enter into a registration rights agreement (the "***Registration Rights Agreement***"), providing for, among other things, (x) unlimited long-form and unlimited short-form demand and piggyback registration rights (each, at the Company's expense) in favor of the Founding Members, (y) piggyback registration rights (at the Company's expense) to each of the Unit holders (other than the Founding Members) in connection with such offering on terms and conditions as are customary for a minority investor and (z) an agreement by each of the Members to be bound by customary lockup, holdback, cut-back and indemnification provisions (provided that any such indemnification provision shall include a cap equal to the proceeds payable to such Member in such public offering). Following any offering of any equity securities of the Company (or any successor thereto or subsidiary thereof) pursuant to a registration statement under the Securities Act, no Member shall effect any sale of such equity securities other than pursuant to the terms of the Registration Rights Agreement, except with the written consent of the underwriter participating in such offering.

ARTICLE III.

PURPOSES AND POWERS OF THE COMPANY

The Company has been formed to transact any lawful business or activity relating to wine, bar and restaurant business franchising, and any and all business or activity convenient, necessary, or incidental thereto. The Company shall engage in no other business unless authorized by the Board.

ARTICLE IV.

MEMBERS AND UNITS

4.1   <u>Members and Units</u>.

(a)   The Company shall maintain a schedule of all Members, their respective mailing addresses and the amount and class of Units held by them, and shall update such Member schedule upon the issuance or Transfer of any Units to any new or existing Member.

(b)   The Company shall have three classes of Units: (i) Class A Units; (ii) Founder Units and (iii) Incentive Units. The Class A Units, Founder Units and Incentive Units shall be identical in all respects, except (A) to the extent set forth in this Agreement, (B) to the extent necessary to maintain the status of each Incentive Unit as a "profits interest," and (C) that

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Units issued under the Equity Award Plan shall be subject to the terms of the Equity Award Plan and any grant agreement issued thereunder.

(c)   A Person may be a Member of and own Units of more than one class.

4.2   Voting and Management Rights.

(a)   Units. Except as otherwise provided herein or required by the Act, the Members holding Founder Units shall have the right to vote in the election of the Board of Managers subject to the procedure set forth in Article V below. Each Member is entitled to one vote for each of his or its Founder Units (excluding any unvested Incentive Unit). Unless a higher threshold is expressly required elsewhere in this Agreement or under applicable law, the affirmative vote, approval or written consent of the Members holding at least a Majority of the Founder Units shall be necessary and sufficient to constitute the act or approval of the Members with respect to any matter properly brought before the Members.

(b)   No Management Rights in Members. Pursuant to Article V of this Agreement, the management of the Company shall be vested exclusively in the Board of Managers. No Member, other than any Member acting in his or her capacity as a Manager or officer of the Company, shall be an agent of the Company for any purpose or have any right to participate in the management, business, activities or day-to-day affairs of the business, or to transact any business for the Company in its capacity as a Member, nor shall it any have power to sign for, execute any instrument on behalf of, or otherwise bind the Company in any way.

(c)   No Meetings Required; Action Without Meetings. No meetings of any class of Members shall be required pursuant to this Agreement. The Members may take any and all actions to which this Agreement entitles them by written consent. Any written consent shall be effective to take such action provided that it sets forth the action so taken and is signed, in person or by proxy, before or after such action by the requisite number of Members required to act with respect to the subject matter thereof. Written notice of any such action taken shall be given to any non-consenting Members within 5 days after the date any such consent is executed. Such consent shall have the same force and effect as a vote of the Members and may be stated as such in any articles or document filed with the State or otherwise.

(d)   Class A Unit Protective Provisions; Voting. Notwithstanding anything to the contrary in this Agreement, the Company shall not, without the prior written consent or affirmative vote of the holders of at least a Majority of Units of the outstanding Class A Units, voting as a separate class, change the rights, preferences, or privileges of the Class A Units.

4.3   Unit Certificates. At the discretion of the Board, each Unit or fraction thereof may be represented by a certificate of membership, interest or Units. However, nothing in this Agreement shall be deemed to require that any Unit be represented by such a certificate or any writing other than this Agreement and any subscription agreement if the Board elects not to issue such certificates.

4.4   No Right to Withdraw. No Member shall have any right to resign or otherwise withdraw from the Company without the written consent of the Board.

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4.5   Equity Award Plan; Other Issuances to Employees. The Company intends to adopt, incident to the date hereof, an Equity Award Plan for the purposes of granting certain Units to Members, Managers, consultants, employees, or other advisors of the Company. The Equity Award Plan shall be adopted in such form, and with such terms and conditions, as are approved by the Board of Managers (as amended from time to time, the **"Equity Award Plan"**), and shall initially provide for the issuance from time to time of up to an aggregate of ten percent (10%) of the fully-diluted Units in the Company, although not all such Units need be issued or outstanding at any time. Unless otherwise specified, Units granted under the Equity Award Plan shall be voting Founder Units (once issued and vested), and subject to dilution by future issuances of Units, including Incentive Units. Notwithstanding anything in the Equity Award Plan to the contrary, (i) all awards issued under the Equity Award Plan including, without limitation, the terms of forfeiture and other restrictions that shall be set forth in the notice with respect to any such award, if any, shall require the approval of the Board of Managers, and (ii) any modifications or amendments to the Equity Award Plan shall require the approval of the Board of Managers. Any Units that are issued pursuant to the Equity Award Plan and subsequently redeemed or repurchased by the Company shall be available for award, grant, issuance, or retirement thereafter.

4.6   Company Proprietary Rights.

(a)   Property of Company. All property owned by the Company shall be owned by the Company as an entity and no Member shall have any ownership interest in any Company property in its individual name or right, and each Member's Units in the Company shall be personal property for all purposes.

(b)   Confidentiality. Members may from time to time have access to and become acquainted with various trade secrets and other proprietary and confidential information that are owned by the Company and that are used in the operation of the Company's business, including without limitation any information contributed to the Company upon its formation (and whether or not developed or obtained by any Member prior to such formation) or utilized in the conduct of the Company's business, and information relating to the business of the Company, its licensors, customers, suppliers, customer contracts, licenses, the prices or fees it obtains or has obtained for its products and services, computer applications and enhancements, marketing, costs, profits, strategies (including financing and acquisition structures and methods), supplier and customer lists, financing and referral sources, and any other information concerning the business of the Company. No Member shall disclose or use in any manner, directly or indirectly, any such trade secrets and other proprietary and confidential information either during the term of the Company or at any time thereafter, except as required to conduct, or in furtherance of, the Company's business or with the prior written consent of the Board.

ARTICLE V.

BOARD OF MANAGERS

5.1   General Powers and Delegation. The property, affairs and business of the Company shall be under the direction of and managed exclusively by the "Managers" acting as and through a "Board of Managers" (the **"Board"**). Except as otherwise expressly provided by law, the Company's Certificate, or this Agreement, all of the powers of the Company shall be vested exclusively in the Board. Subject to Section 5.8(c), the Board may delegate to any one or more Managers, officers or committees of the Board, acting alone, the authority to make decisions or to take actions specified by the Board.

5.2   Number of Managers . The number of Managers constituting the whole Board shall initially be up to three (3). Subject to the provisions of Section 5.3, the size of the Board may be increased or decreased upon the vote or consent of a majority of the Managers. If the size of the Board is increased or decreased, then the Managers, by vote or consent of a majority of the Managers, shall also determine the modified procedure of appointing the Managers, which shall be set forth in a written consent signed by such Managers.

5.3   Election and Removal of Managers; Quorum.

(a)   Managers shall be elected pursuant to this Section 5.3 and shall succeed those Managers whose terms have expired and fill any vacancies then existing. Managers shall hold their offices for the terms set forth below, and until their successors are elected. Any Manager may be reelected following expiration of his term. Any Manager may resign at any time by giving written notice of its intention to do so to the Board. Each Manager shall serve for a term of two (2) years, with the exception of Dyan Witt, who shall serve as a Manager for as long as she serves as the President of the Company. As of the date of this Agreement, the initial Manager shall be Dyan Witt.

(a)   A quorum for the transaction of business shall exist if a majority in number of Managers appointed and serving at the time of any meeting are present. Less than a quorum may adjourn any meeting, but no other business may be conducted.

5.4   Places of Meetings. All meetings of the Board shall be held at such place, either within or without the State, as from time to time may be fixed by the Board. A Manager may attend in person or by conference call or other means by which each participant can hear and be heard. For purposes of this Agreement, such telephonic attendance shall be deemed in person.

5.5   Annual Meetings. The annual meeting of the Board, for the transaction of such business as may come before the meeting, shall be held in each year on a date selected by the Board.

5.6   Special Meetings. A special meeting of the Board for any purpose or purposes may be called at any time by the Chairman of the Board or the Chief Executive Officer of the Company, if any, or by any two Managers. At a special meeting, no business shall be transacted, and no action shall be taken, other than that stated in the notice of the meeting.

5.7   Notice of Meetings. Oral, written, or printed notice stating the place, day, and hour of every meeting of the Board and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than two (2), nor more than thirty (30), days before the date of the meeting to each Manager entitled to vote at such meeting, at its address as a Manager may have provided in writing to the Board. Such further notice shall be given as may be required by law, but meetings may be held without notice if all the Managers entitled to vote at the meeting are present in person or by proxy or if notice is waived in writing by those not present, either before or after the meeting.

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5.8   Voting.

(a)   At any meeting of the Board, each Manager entitled to vote on any matter coming before the meeting shall, as to such matter, have one vote. If a Manager is an entity, the Manager's vote shall be cast by an individual designated in writing by such entity as its representative for such purposes.

(b)   The affirmative vote of a majority of the Managers represented at a meeting where a quorum is present and entitled to vote on the subject matter shall be the act of the Board, unless a greater or lesser vote is required by law, the Certificate, or this Agreement.

(c)   Notwithstanding any delegation of authority to an officer by the Board pursuant to Section 6.3 of this Agreement, or to a Manager, Managers or Committee pursuant to Section 5.1 of this Agreement, the approval by at least a majority vote of the entire Board shall be necessary to approve of the following actions with respect to the Company, and notwithstanding any different voting or consent requirement pursuant to the Act, such Board approval shall be sufficient to authorize, approve and effect any of the following actions without the vote or consent of any Member:

(i)   Amendment of the Certificate, which amendment shall not effect terms inconsistent with the terms of this Agreement;

(ii)   Merger or consolidation with, or acquisition of, any other entity or business or approving any conversion of the Company;

(iii)   A Terminating Capital Transaction;

(iv)   Dissolution;

(v)   Approving any budget or strategic or business plan;

(vi)   Making any capital expenditures which in the aggregate exceed 150% of the then-current capital expenditure budget approved by the Board;

(vii)   Approving any employee compensation arrangement of any person who reports directly to the CEO, or adopting or amending any material employee benefit plan or the Equity Award Plan;

(viii)   Causing or permitting the Company to incur any indebtedness outside the ordinary course of business;

(ix)   Causing or permitting the Company to make any guarantee of indebtedness;

(x)   Causing or permitting the Company to make any loan, capital expenditure, call or other contribution with respect to any security, asset, venture or investment project or item held or engaged in by the Company, or any series of related loans, expenditures, calls or other contributions;

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(xi)   Making any investment in any Person (including without limitation a subsidiary) or taking any action, giving any consent or casting any vote required under the terms of any stock, limited liability company interest or equity purchase, stockholder, transfer, registration rights, operating, put or other agreement of any nature pertaining to any investment in any person;

(xii)   Encumbering or pledging any assets of the Company;

(xiii)   Selling or otherwise disposing of any of the assets of the Company, including the sale, exchange, or other disposition of all or substantially all of the assets of the Company;

(xiv)   Making any distributions of Company cash or other property;

(xv)   Creating or authorizing any new class or series of Units or equity, or selling, issuing, granting, or selling any additional Units or equity of the Company or admitting any Members, which actions shall be subject to Section 9.4;

(xvi)   Repurchasing or redeeming any Units;

(xvii)   Making any filing with the Internal Revenue Service of an election to have the Company classified for federal income tax purposes as an association taxable as a corporation; and

(xviii)   Approving any transaction between the Company and any Member or any Affiliate of a Member, other than routine service contracts entered into on an arms-length basis.

5.9   <u>Action Without a Meeting</u>. Any action required to be taken at a meeting of the Board, or any action which may be taken at a meeting of the Board, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed before or after such action by a majority of the Managers then in office. Such consent shall have the same force and effect as a vote of the Managers and may be stated as such in any article or document filed with the State or otherwise.

5.10   <u>Committees.</u>

(a)   The Board, as it deems necessary, may (i) create any one or more committees, including without limitation an audit committee, investment committee, compensation committee, and executive committee, (ii) appoint any three or more Managers to serve as members of any such committee, and (iii) delegate any power or responsibility not specifically reserved to the Board in this Agreement to such committee.

(b)   Regular and special meetings of any committee established pursuant to this Section 5.10 may be called and held subject to the same requirements with respect to time, place and notice as are specified in this Agreement for regular and special meetings of the Board.

(c)   A majority of the members of any committee serving at the time of any meeting thereof shall constitute a quorum for the transaction of business at such meeting. The

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action of a majority of those members present at a committee meeting at which a quorum is present shall constitute the act of such committee. The members of the committee shall be elected as above provided and shall hold office until their successors are elected by the Board or until such committee is dissolved by the Board. Any member of a committee may resign at any time by giving written notice of its intention to do so to the Board. Any vacancy occurring in a committee resulting from any cause whatsoever may be filled by the Board.

        5.11   Exculpation; Indemnification.

        (a)   No Manager, officer, or any of their Affiliates shall be liable to the Company or its Members for monetary damages with respect to any transaction, occurrence or course of conduct, whether before, on, or after the effective date of this Agreement, except for a Liability resulting from the Manager's, officer's, or any of their Affiliates' (i) gross negligence, (ii) willful misconduct, (iii) knowing violation of criminal law, or (iv) breach of the duty of loyalty to the Company.

        (b)   To the fullest extent permitted by law, the Company shall indemnify, defend and hold harmless any Person who was, is, or is threatened to be made a party to any Proceeding, including a Proceeding brought by, or on behalf of, the Members of the Company, by reason of the fact that he or it is or was a Manager or an officer of the Company (or in respect of acts or omissions to act occurring in his or its capacity as such) or is or was serving at the request of the Company as a manager, director, trustee, member of another limited liability company, corporation, partnership, joint venture, trust, employee benefit plan, or other entity, against any Liability he or it incurs in connection with such Proceeding except such Liabilities in relation to matters as to which he or it shall have been found by a court of competent jurisdiction upon entry of a final judgment to be the result of willful misconduct or a knowing violation of the criminal law. The Company, as determined by the Board, is hereby empowered to enter into a contract to indemnify any such person in respect to any Proceeding arising from any act or omission, whether occurring before or after the execution of such contract.

        (c)   The Company shall promptly take all such actions and make all such determinations (through the determination of the Board, or if a majority of the Managers are parties to the Proceeding, by special legal counsel selected by the Board) as shall be necessary or appropriate to comply with its obligation to make any indemnity under this Section 5.11 and shall promptly pay or reimburse all reasonable expenses, including attorneys' fees, incurred by any such Person being indemnified in connection with such actions and determinations or Proceedings of any kind arising therefrom. The Company shall pay for, or reimburse, the reasonable expenses incurred by such Person in advance of final disposition of the Proceeding or the making of any determination under this Section 5.11(c) or Section 5.11(b) if such Person furnishes the Company with a written statement of its good faith belief that it has met the standard of conduct described in Section 5.11(a), and a written undertaking to repay the advance if it ultimately is determined that it did not meet such standard of conduct. The termination of a Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not in and of itself create a presumption that a Manager acted in such a manner as to make him or it ineligible for indemnification.

ARTICLE VI.

OFFICERS

If the Board of Managers, in its sole discretion, determines that it is appropriate to do so, it may appoint any one or more of the following officers of the Company.

6.1   Designation and Election of Officers; Terms. The officers of the Company may consist of Chief Executive Officer (CEO), President, Treasurer, Secretary and such subordinate or assistant officers, including one or more Vice-Presidents (whose seniority and titles may be specified by the Board), as may from time to time be elected by the Board. The CEO shall be appointed by the Board of Managers, and all other officers shall be appointed by and serve at the pleasure of the Board. Any two or more offices may be held by the same person.

6.2   Removal of Officers; Vacancies. Any officer of the Company may be removed summarily with or without cause, at any time, by the Board. Vacancies, including a vacancy caused by the death, disability, resignation, or removal of any officer, may be filled by the Board.

6.3   Duties. The officers of the Company shall have such duties as generally pertain to their offices, respectively, as well as such powers and duties as are hereinafter provided or as from time to time shall be conferred upon them by the Board. Subject to Section 5.8(c) of this Agreement, the Board shall have the power to delegate any of its authority hereunder to any officer or officers.

6.4   Duties of the CEO. The CEO shall be the chief executive officer of the Company and shall have primary responsibility for the implementation of policies of the Board and the general management and direction of the business and operations of the Company and its divisions, if any, subject to the ultimate authority of the Board. The CEO shall have primary authority and responsibility for business development and operating matters. In the absence of the Chairman of the Board, the CEO shall preside at all Board meetings. The CEO may sign and execute in the name of the Company certificates evidencing Units, deeds, mortgages, bonds, contracts or other instruments except in cases where the signing and the execution thereof shall be expressly delegated by the Board or by this Agreement to some other officer or agent of the Company or shall be required by law otherwise to be signed or perform all duties customarily incident to those respective offices and such other duties as from time to time may be assigned to them by the Board. The CEO as of the date of this Agreement shall be Dyan Witt, who shall also serve as President.

6.5   Duties of the Chairman. The Chairman shall serve as the Chairman of the Board, and as such shall preside at all meetings of the Members and the Board. He shall also perform all other duties as from time to time may be assigned to or requested of him by the Board. In the event no CEO is serving in office, the Chairman shall perform all duties of the CEO. Subject to Section 5.3, the Chairman shall be appointed by the Board and may be removed, at any time, by the Board. As of the date of this Agreement, the Chairman shall be Dyan Witt.

6.6   Duties of the Vice Presidents. Each Vice President, if appointed, shall have such title and powers and duties as may from time to time be assigned to him by the CEO. Any Vice President may sign and execute in the name of the Company deeds, mortgages, bonds, contracts

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or other instruments authorized by the Board or the CEO, except where the signing and execution of such documents shall be expressly delegated by the Board or the CEO to some other officer or agent of the Company or shall be required by law or otherwise to be signed or executed by some other officer or agent.

6.7   Duties of the Treasurer. The Treasurer shall be the chief financial officer (CFO) of the Company and shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Company, and shall deposit all monies and securities of the Company in such banks and depositories as shall be designated by the Board or the CEO. He shall be responsible (a) for maintaining adequate financial accounts and records in accordance with generally accepted accounting practices; (b) for the preparation of appropriate operating budgets and financial statements; (c) for the preparation and filing of all tax returns required by law; (d) for financial and accounting matters; and (e) for the performance of all duties incident to the officer of Treasurer and such other duties as from time to time may be assigned to him by the Board or the CEO. The Treasurer may sign and execute in the name of the Company certificates evidencing Units, deeds, mortgages, bonds, contracts or other instruments, except in cases where the signing and the execution thereof shall be expressly delegated by the Board or the CEO or by this Agreement to some other officer or agent of the Company or shall be required by law or otherwise to be signed or executed.

6.8   Duties of the Secretary. The Secretary shall act as secretary of all meetings of the Board and all meetings of the Members of the Company. When requested, he shall also act as secretary of the meetings of the committees of the Board. He shall keep and preserve the minutes of all such meetings in permanent books. He shall see that all notices required to be given by the Company are duly given and served; shall have custody of all deeds, leases, contracts and other important Company documents; shall have charge of the books, records and papers of the Company relating to its organization and management as a Company; shall see that all reports, statements and other documents required by law (except tax returns) are properly filed; and shall in general perform such other duties as from time to time may be assigned to him by the Board or the CEO.

6.9   Compensation of Officers. The compensation of the officers of the Company and all policies pertaining thereto shall be established by the Board (or a committee thereof) on an annual basis. Any salary or fee paid to an officer who is also a Member for his or her services shall be deemed a guaranteed payment pursuant to Section 707(c) of the Code and shall not be treated as a distribution.

6.10   Limitation on Liability of Officers. Each officer shall be liable only to the extent of, and indemnified as provided in, Section 5.11.

ARTICLE VII.

CAPITAL CONTRIBUTIONS

7.1   Capital Account Balances. The Capital Accounts of all of the Members are maintained by the Company. The Board shall cause the Company to maintain Capital Accounts for each of the Members. For purposes of determining the Capital Account Balances of, and the number Units issued to, each Member, the Members agree that the Board shall have the sole and absolute discretion to determine the fair market value of any non-cash property, services or other non-cash consideration being contributed by any Member, including without limitation any Manager or its Affiliates, to the Company. Each Member shall have a single Capital Account, but if any Member holds Units in multiple classes, his or its Capital Account shall be subdivided into subaccounts to track allocations and distributions made in respect of the Units in each class.

7.2   No Interest Upon Contributions. No Member shall be entitled to interest on its Capital Contribution.

7.3   Return of Capital Contributions. No Member shall be entitled to withdraw any part of its Capital Contribution or Capital Account or to receive any distribution from the Company except as provided specifically in this Agreement. Except as otherwise provided herein, there shall be no obligation to return to any Member or withdrawn Member any part of such Member's Capital Contribution to the Company for so long as the Company continues in existence.

7.4   No Liability. Except to the extent required under the Act, no Member shall be personally liable for any debt, obligation or Liability of the Company, whether that Liability or obligation arises in contract, tort or otherwise.

7.5   Additional Contributions; Member Loans. Subject to Section 10.5(b), no Member shall be required under any circumstances to contribute any additional money or property to the Company. Whenever the Board determines that additional capital is required, elects not to sell any assets of, or issue Units in, the Company to provide such capital, and a Member in his or its discretion desires to make a loan to the Company, the Company may borrow funds from such Member in such amounts and on such terms as the Board shall determine is in the best interests of the Company.

ARTICLE VIII.

PROFITS AND LOSSES; DISTRIBUTIONS

8.1   Capital Accounts.

(a)   Definition. A separate capital account (***"Capital Account"***) shall be maintained for each Member. A Member's Capital Account shall be maintained in accordance with the following provisions:

(i)   Each Member's Capital Account shall be credited: (A) with all Capital Contributions made by such Member (at initial Value (as determined in Section 8.12) in the case of property other than cash, as such Value is determined as of the date the contribution is made to the Company); (B) with such Member's allocable share of Profits; (C) with any items in the nature of income or gain that are specially allocated to such Member pursuant to the Regulatory Allocations; and (D) with the amount of any Company liabilities assumed by such Member or that are secured by any Company property distributed to such Member.

(ii)   Each Member's Capital Account shall be debited: (A) with the amount of cash and the Value of any Company property distributed to such Member pursuant to

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any provision of this Agreement (as such Value is determined as of the date the distribution is made to the Member); (B) with such Member's allocable share of Losses; (C) with any items in the nature of expenses or losses that are specially allocated to such Member pursuant to the Regulatory Allocations; and (D) with the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company.

If any interest in the Company is transferred (whether by gift, sale, or otherwise) in accordance with the terms of this Agreement to any Person (the **"Transferee"**), the Transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest in the Company.

(b)   In determining the amount of any liability for purposes of this Section Article VIII, there shall be taken into account Section 752 of the Code and any other applicable provisions of the Code and the Regulations.

(c)   Except as determined below and pursuant to Section 8.12, for purposes of maintenance of the Capital Accounts, the term "Value" means, with respect to any asset, the asset's adjusted tax basis for federal income tax purposes; however:

(i)   The Value of any asset contributed by a Member to the Company or distributed by the Company to any Member, shall be the asset's Value on the date of the contribution or distribution, as the case may be, as determined pursuant to Section 8.12;

(ii)   The Values of all Company assets shall be adjusted to equal their respective Values as of the following dates: (A) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a *de minimis* capital contribution to the Company; (B) the distribution by the Company to a Member of more than a *de minimis* amount of Company assets as consideration for an interest in the Company; (C) the issuance of Units of interest in the Company in exchange for services; and (D) the liquidation of the Company within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Regulations; *provided, however*, that an adjustment in either Section 8.1(c)(ii)(A) or 8.1(c)(ii)(B) shall be made only if the Board determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(iii)   The Values of all Company assets shall be increased or decreased to reflect any adjustments to the adjusted tax basis of such assets pursuant to Section 734(b) of the Code but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Section 1.704-1(b)(2)(iv)(m) of the Regulations and Section 8.4(d) of this Agreement. However, Values shall not be adjusted pursuant to this Section 8.1(c)(iii) to the extent the Board determines that an adjustment pursuant to Section 8.1(c)(ii) of this Agreement is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Section 8.1(c)(iii);

(iv)   When required, the determination of Value shall be made pursuant to Section 8.12 of this Agreement; and

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(v)   The Value of a Company asset shall be adjusted by the depreciation, amortization, or other adjustment, if any, taken into account with respect to such asset for purposes of computing Profits and Losses.

(d)   No Member shall have any obligation to make any contribution to the Company with respect to a deficit balance in his Capital Account, and that deficit shall not be considered an asset of, or debt owed to, the Company.

8.2   Compliance with the Regulations. Section 8.1 of this Agreement and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with the requirements of Section 1.704-1(b) of the Regulations and shall be interpreted and applied in a manner consistent with such Regulations. If the Board determines that it is prudent to modify the manner in which the Capital Accounts are computed to comply with such Regulations, or any debits or credits to the Capital Accounts (including, without limitation, debits or credits relating to liabilities that are secured by contributed or distributed property or that are assumed by the Company or the Members), the Board may make such modifications; provided, that the Board determines such modifications to these allocations are not likely to have a material effect on the amounts distributable to any Member. The Board shall also make any appropriate modifications if unanticipated events might otherwise cause this Agreement not to comply with Section 1.704-1(b) of the Regulations.

8.3   Definitions of "Profits and Losses". Profits and Losses shall mean, for each fiscal year or other period of the Company, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

(a)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this Section 8.3 shall be added to such taxable income or loss;

(b)   Any expenditures of the Company described in Section 705(a)(2)(B) of the Code or which are deemed expenditures under such Section pursuant to Section 1.704-l(b)(2)(iv)(i) of the Regulations and not otherwise taken into account in computing Profits or Losses pursuant to this Section 8.3 shall be deducted in computing Profits or Losses;

(c)   If the Value of any Company asset is adjusted pursuant to Section 8.1(c) of this Agreement, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(d)   Gain or loss resulting from any disposition of Company assets with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Value of such Company assets, notwithstanding that the adjusted tax basis of such property differs from its Value;

(e)   In lieu of the depreciation, amortization, and other cost recovery deductions, if any, taken into account in computing such taxable income or loss, there shall be taken into

19

account such deductions multiplied by the ratio of (i) the Value of each Company asset at the beginning of the year or other period over (ii) the adjusted tax basis of such asset at the beginning of the year or other period; provided, that if such tax basis is zero, the deduction related to that asset shall be as the Board determines; and

(f)   Notwithstanding any other provision of this Section 8.3, any items that are specially allocated pursuant to the Regulatory Allocations shall not be taken into account in computing Profits or Losses.

8.4   General Allocation of Profits and Losses.

(a)   Except as otherwise required by this Article 8, Profits and Losses (or to the extent necessary, separate elements thereof) shall be allocated among the Members in such proportions and amounts, if any, as are necessary to cause each Member's Capital Account after such allocation, and after all other allocations under this Article 8, including minimum gain chargebacks under Section 8.4(b), to equal as nearly as possible the aggregate amount distributable to such Member under Sections 8.13, 8.14 and 8.15, assuming that all remaining assets are sold for cash equal to their net book value less estimated costs of disposition.

(b)   Except as otherwise required by this Article 8, the losses allocated pursuant to Section 8.4(a) shall not exceed the maximum amount of losses that can be so allocated without causing any Member to have an increased Modified Negative Capital Account at the end of any fiscal year after taking into account reasonably expected distributions described in Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Regulations. In the event some but not all of the Members would have an increased Modified Negative Capital Account as a consequence of an allocation of losses pursuant to Section 8.4(a), the limitation set forth in this Section 8.4(b) shall be applied on a Member by Member basis so as to allocate the maximum permissible losses to each Member under Section 1.704-1(b)(2)(ii)(d) of the Regulations. All losses in excess of the limitation set forth in this Section 8.4(b) shall be allocated to the Members in accordance with and in proportion to their respective Unit Percentages.

(c)   Any tax credits (and credit recapture, if any) shall be allocated to the Members in accordance with and in proportion to their respective Unit Percentages.

(d)   If a net decrease occurs in Partnership minimum gain (as such term is defined in Section 1.704-2(d) of the Regulations) during any Company fiscal year or other period, each Member shall be allocated items of income and gain for such fiscal year or other period to the extent, in the manner, and at the time required under Section 1.704-2(f) of the Regulations. This Section 8.4(d) is intended to comply with the minimum gain chargeback requirements under Section 1.704-2(f) of the Regulations and shall be interpreted consistently with such intent.

(e)   Any item of Company loss, deduction, or nondeductible expenditure under Section 705(a)(2)(B) of the Code that is attributable to partner nonrecourse debt pursuant to Section 1.704-2(i)(2) of the Regulations shall be allocated to the Member or Members who bear the economic risk of loss for such debt in the time and manner described in Section 1.704-2(i) of the Regulations. If a net decrease occurs in Partnership minimum gain attributable to partner nonrecourse debt pursuant to Section 1.704-2(i)(4) of the Regulations, then any Member with a share in such minimum gain shall be allocated items of Company income and gain for such fiscal year or other period or, if necessary, for subsequent fiscal years or periods to the extent required under Section 1.704¬2(i) of the Regulations. This Section 8.4(e) is intended to comply with requirements regarding partner nonrecourse debt in Section 1.704-2(i) of the Regulations and shall be interpreted consistently with such intent.

(f)   If any Member unexpectedly receives any adjustments, allocations, or distributions described in Sections 1.704-1(b)(2)(ii)(d)(4), (5), or (6) of the Regulations, then the Company shall specially allocate to such Member items of Company income and gain in an amount and manner sufficient to eliminate, to the extent required by such Regulations, such Member's deficit in his Modified Negative Capital Account as quickly as possible.

(g)   If the Company makes an election under Section 754 of the Code, to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) of the Code is required pursuant to Section 1.704-1(b)(2)(iv)(m) of the Regulations to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases basis) or loss (if the adjustment decreases basis). Such gain or loss shall be allocated specially to the Members in a manner consistent with the manner in which Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

8.5   Compliance with the Regulations. The allocations set forth in Section 8.4(d), 8.4(e), and 8.4(f) of this Agreement (the *"Regulatory Allocations"*) are intended to comply with certain requirements of the Regulations including Sections 1.704-1(b) and 1.704-2 of the Regulations. The Regulatory Allocations may not be consistent with the manner in which the Members intend to divide Company distributions. Accordingly, the Board is authorized to cause the Company to allocate future Profits, Losses, and other items among the Members so as to prevent the Regulatory Allocations from distorting the manner in which Company distributions will be divided among the Members pursuant to this Agreement to the extent permitted under the Regulations.

8.6   Proration of Allocations. If additional Members are admitted to the Company on different dates during any fiscal year or other period, the Profits or Losses allocated to the Members for such fiscal year or other period shall be allocated during such fiscal year in accordance with Section 706 of the Code using a proration method unless the Board determines another permitted convention would give materially more equitable results.

8.7   Accrual of Items. For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any other items shall be determined on a daily, monthly, or other basis, as the Board shall determine using any permissible method under Section 706 of the Code and the Regulations thereunder.

8.8   Separate Items. Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction, and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as they share Profits or Losses, as the case may be, for the fiscal year or other period.

8.9   Recapture and Other Section 751 Items. Once Profits are allocated pursuant to the other provisions of this Section Article VIII, the character of such Profits as ordinary income or capital gain shall be determined by allocating the recapture of capital cost recovery deductions required by Section 751, 1245, or 1250 of the Code, and any other items required by Section 751 of the Code to be recaptured as ordinary income, to the Members to the extent and in chronological order based upon the allocations of the tax items giving rise to the recapture or other items.

8.10   Installment Sales. If the Company sells any asset for an installment obligation (other than a *de minimis* obligation) and the Board determines to retain and collect the obligation in the Company, the Company shall account for obligations as if it distributed out the present value of the obligation as the Board determines. Any interest on such obligation shall be allocated to the Members in accordance with their share received in the deemed distribution. Thus, if such sale occurs in conjunction with the dissolution of the Company, the note shall be treated as net proceeds of a Terminating Capital Transaction, and the principal and interest payments with respect to it shall be distributed in accordance with Section 8.4 of this Agreement based on such computed present value.

8.11   Section 704(c) Allocations. Income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Value (as computed in accordance with Section 8.1(c). The Board shall make any elections or other decisions relating to such allocations in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 8.11 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or his share of Profits, Losses, or distributions pursuant to any provision of this Agreement. Except as otherwise set forth in this Agreement or required by the Code or the Regulations, tax items shall be allocated in the same manner as book items.

8.12   Value. The Value of an asset of the Company shall be determined by the Board in the exercise of its good faith judgment.

8.13   Operating Cash Flow. Distributions from the Company's Operating Cash Flow shall be made to the Members at such times and in such amounts as determined by the Board in its sole discretion and in accordance with Section 4.2(d). Notwithstanding anything to the contrary, until such time as the Class A Unitholders have received, in the aggregate, cumulative distributions paid pursuant to this Agreement from the date hereof (including any distributions pursuant to Section 8.14) equal to (i) the Aggregate Preferred Return, and (ii) a full return of their Capital Contributions, all distributions of Operating Cash Flow shall be made 70% to the Class A Unitholders (ratably in proportion to Unit Percentages) and 30% to the holders of Founder Units and/or an Incentive Units (and among them, ratably in proportion to Unit Percentages). Following the satisfaction of the Aggregate Preferred Return and the full return of such Capital Contributions to the Class A Unitholders, all further distributions of Operating Cash Flow shall be made ratably in proportion to Unit Percentages among each holder of a Class A Unit, Founder Unit, and/or Incentive Unit. Holders of Units issued under the Equity Award Plan shall only be entitled to distributions hereunder to the extent such Units are vested at the time of the applicable distribution to holders of Founder Units.

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8.14   Tax Distributions.

(a)   Notwithstanding anything to the contrary in Section 8.13 of this Agreement, upon approval as set forth in Section 4.2(d) the Company shall distribute an amount of cash to each Member equal to the product of the amount of the taxable income (other than pursuant to Section 8.11) that the Company has allocated to such Member in the period relevant to such distribution times the Rate. Notwithstanding the foregoing, the Company shall not be required to make any distributions hereunder if such distributions would be in violation of any applicable law or any Financing Document of the Company or if the Board determines in its sole discretion that such distributions would adversely affect the Company.

(b)   The Company is hereby authorized to make payments on behalf of any Member to any taxing authority believed by the Board to be entitled to collect tax from such Member as a result of its ownership interest in the Company, and to withhold from any distributions otherwise payable under this Agreement such amounts as the Board believes necessary to satisfy any such tax obligation. Any payments made directly by the Company to any taxing authority on behalf of any Member shall be treated as distributions to such Member pursuant to this Section 8.14.

8.15   Distribution of Proceeds from Terminating Capital Transaction. The net proceeds of a Terminating Capital Transaction shall be distributed in the following order and priority:

(a)   First, to pay or establish reserves towards the satisfaction of all outstanding debts and other obligations of the Company (including to Members in the priority provided by law);

(b)   Second, to each holder of a Class A Unit ratably in proportion to Unit Percentages, until such time as each holder of such Class A Unit has received an amount which, after taking into account all distributions paid pursuant to this Agreement from the date hereof, provides a cumulative non-compounding return (the *"Aggregate Preferred Return"*) equal to eight percent (8%) per annum, calculated on the basis of a 360-day year, on each such holder's unreturned Capital Contribution for such Class A Units;

(c)   Third, to each holder of a Class A Unit ratably in proportion to Unit Percentages, until such time as each holder of such Class A Unit has received an amount which, after taking into account all distributions paid pursuant to this Agreement from the date hereof (including any distributions pursuant to Section 8.14), provides cumulative distributions equal to the Capital Contribution for such Class A Units;

(d)   Fourth, to each holder of a Founder Unit ratably in proportion to Unit Percentages, until such time as each holder of such Founder Unit has received an amount which, after taking into account all distributions paid pursuant to this Agreement from the date hereof (including any distributions pursuant to Section 8.14), provides cumulative distributions equal to the Capital Contribution for such Founder Units;

(e)   Fifth, the balance, among all Members, ratably in proportion to Unit Percentages (subject to subsection (e) in the case of Incentive Units).

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(f)   Holders of Incentive Units subject to an unmet Distribution Threshold shall not be entitled to receive any distributions pursuant to this Section 8.15 in respect of such Incentive Units unless and until, following the date of grant of the Incentive Unit, the aggregate distributions by the Company in respect of all Units entitled to distributions (other than distributions in respect of Incentive Units with higher Distribution Thresholds) exceed the Distribution Threshold applicable to such Incentive Units. After all other Units have received an aggregate amount equal to such applicable Distribution Threshold, such an Incentive Unit holder shall be eligible to receive distributions in accordance with this Section 8.15. No distributions, other than distributions pursuant to Section 8.14, shall be made with respect to any Incentive Units that are non-vested and instead such distributions shall be held by the Company until such Incentive Units are vested and then distributed to such Incentive Unit holder. If the Incentive Units are forfeited, then such amount shall be also forfeited.

The Profits and Losses incurred in the winding up of the affairs of the Company shall be credited or charged to the Members' Capital Accounts in accordance with Section 8.4(a) of this Agreement. The Board may determine whether and to whom properties should be distributed in kind rather than liquidated. The Value of property distributed in kind shall be determined under Section 8.12 of this Agreement. Any property distributed in kind shall be treated as though the property were sold for its Value at the time of distribution and the cash proceeds were distributed. The difference between the Value of property distributed in kind and its previous Value shall be treated as Profits or Losses on sale of the property and shall be credited or charged to the Members' Capital Accounts in accordance with their interests in such Profits or Losses pursuant to Section 8.4(a) of this Agreement. The Board may determine that it would not be prudent to distribute assets in cotenancy. If so, the Company shall assign such assets to a trustee who shall collect all sums that may become due and payable with respect to such assets and who shall have full power to vote and dispose of such assets in such manner as it deems in its sole good faith business judgment is in the best interest of the Members receiving the proceeds of the dissolution.

8.16   Conversion to a Corporation. If the Company merges into, converts to, or otherwise becomes, a corporation, the Company shall be deemed to have disposed of its assets for their Value as determined pursuant to Section 8.12 of this Agreement (which shall equal the aggregate Value of the Company at that time). This disposition is a hypothetical disposition and shall not cause an otherwise tax-free transaction to be deemed taxable. The difference between the Value of the Company and its previous Value shall be treated as Profits or Losses on sale of the property and shall be credited or charged to the Members' Capital Accounts in accordance with their interest in such Profits or Losses pursuant to Section 8.4 of this Agreement. The Members shall receive stock in the new corporation in proportion to their respective positive (credit) Capital Accounts.

8.17   Treatment of Repurchases. If the Board approves the repurchase of Units from any Member, the Company may, notwithstanding anything to the contrary set forth in this Agreement, effect such repurchase as a non-pro rata distribution.

ARTICLE IX.

TRANSFER OF SHARES AND
THE ADDITION, SUBSTITUTION AND
WITHDRAWAL OF MEMBERS

9.1   Restrictions on Transfer. No Units may be Transferred in whole or in part without the prior approval of the Board of Managers, which approval may be withheld in the sole and absolute discretion of the Board. Any attempted Transfer not in accordance with the terms of this Agreement shall be void ab initio and without legal effect.

9.2   Securities Law Compliance. Unless waived by the Board, Units shall not be Transferred in the absence of an opinion of counsel, satisfactory to the Board, that the registration of the Transfer of the Units is not required under the Securities Act of 1933, as amended, or any other applicable federal or state securities laws.

9.3   Rights of Refusal.

(a)   If any Member receives an offer from an unaffiliated third party (*"**Bona Fide Offer**"*) to purchase all or any portion of his Units (the *"**Offered Interest**"*) and the Member desires to accept such Bona Fide Offer (other than with respect to Transfers that are made by a participating Member upon the exercise of its participation right pursuant to Section 9.5, such Member or his duly authorized representative (hereinafter called *"**Seller**"*) shall give written notice thereof (accompanied by a copy of the Bona Fide Offer) to the Company, which notice (hereinafter referred to as *"**Seller's Notice**"*) shall set forth the following:

(i)   the identity of the Person (hereinafter called *"**Purchaser**"*) to whom the Offered Interest is proposed to be Transferred;

(ii)   the purchase price for the Offered Interest, the nature of the consideration to be paid and terms and schedule of payment therefor; and

(iii)   any other terms and conditions associated with the sale of the Offered Interest.

(b)   Upon receipt of Seller's Notice, the Company shall have a period of thirty (30) days next following the date of mailing of Seller's Notice within which to accept Seller's offer to sell the Offered Interest to the Company. If the Company elects to purchase the Offered Interest, written notice thereof shall be given to Seller on or before the last day of said thirty (30) day period. Upon receipt of said notice, Seller shall be obligated to deliver to the Company the certificates or other instruments evidencing the Offered Interest, if any, properly endorsed for transfer, and the Company shall be obligated to accept the Offered Interest and pay the purchase price therefor. If the Company fails to exercise its right to purchase the Offered Interest, the Company shall be deemed to have waived its right to purchase the Offered Interest, and all rights of the Company to purchase such Offered Interest under Seller's Notice shall terminate. The Company's rights under this Section 9.3(b) shall be assignable in whole or in part.

(c)   If the forms of consideration (other than cash or cash-equivalents) offered by the Purchaser are such that the Company cannot, despite reasonable efforts, furnish the same form of consideration, then the Company may purchase the Offered Interest for substitute consideration in a cash amount determined by an independent valuation of such consideration performed by a qualified appraiser selected by the Board. The running of all time periods provided herein shall be tolled until such appraisal is completed and delivered to the Company.

(d)   If the Offered Interest is not purchased by the Company, Seller may make a bona fide Transfer to the Purchaser named in Seller's Notice on the terms and conditions set forth therein. If Seller fails to make such Transfer within thirty (30) days following the expiration of the Company's purchase rights, such Units shall become again subject to all the restrictions of this Agreement.

(e)   The closing of any purchase by the Company pursuant to this Section 9.3 shall take place at the principal office of the Company. All acts or decisions of the Company with respect to the provisions of this Section 9.3 as they relate to an Offered Interest shall be based upon the vote or consent of the Board.

(f)   For the avoidance of doubt, the receipt by any Member that is not a natural person of an offer from an unaffiliated third party to acquire or purchase the stock, partnership interests, limited liability company interests, or other ownership interests of such Member entity which would result in a "change of control" of such Member entity shall be deemed an offer to purchase all of such Member's Units and shall be subject to the terms of this Section 9.3.

9.4   Additional Issuances and Members. The Board may offer, grant, or sell additional Units or Incentive Units or create and issue other classes of Units with such rights and preferences as it determines in its sole and absolute discretion. The issuance of additional Units and a new Member's admission to the Company will cause a pro rata reduction in each Member's Unit Percentage. No new Members shall be entitled to any retroactive allocation of income, losses, or expense deductions the Company incurs.

9.5   Participation Rights. Upon the receipt by one or more Members (the **"Transferring Members"**) of a Bona Fide Offer from a Purchaser to purchase all or a portion of the Units of the Transferring Members which in the aggregate constitute greater than sixty percent (60%) of the Unit Percentages, which the Transferring Members desire to accept, the Transferring Members shall give written notice to all other Members of every class in addition to and within fifteen (15) days of receipt of a Seller's Notice. Any Member may elect to include the Members' Units in the sale to the proposed Purchaser, at such price and upon such terms as shall be stated in the Seller's Notice. Each Member shall be entitled to have included in such sale that portion of his Units which shall bear the same proportion to such Units as the Units held and proposed to be Transferred by the Transferring Members bear to the aggregate Units owned by the Transferring Members prior to such sale. Each such Member must make this election by giving written notice to the Transferring Members of such election to participate in the sale, stating in such notice the number of Units desired to be sold. If no such notice is given within fifteen (15) days from the Transferring Member's written notification to the other Members of the Seller's Notice, no other Members shall be deemed to have chosen to participate. The total consideration from any such sale effected

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pursuant to this Section 9.5 shall be allocated among the Members participating in such sale pursuant to Section 8.15 as though such sale were a Terminating Capital Transaction.

9.6   Purchase Option.

(a)   Upon the occurrence of any of the following events concerning any Member, the Company shall have the right to purchase at the Ineligible Member's Purchase Price all the Units held by such Member on the terms and conditions set forth in this Article:

(i)   the filing of a petition by a Member for relief as a debtor or bankrupt under the U.S. Bankruptcy Code or similar federal or state law affording debtor relief proceedings; the adjudication of insolvency of a Member as finally determined by a court proceeding or the filing by or on behalf of a Member to accomplish the same or for the appointment of a receiver, custodian, assignee or trustee for the benefit of creditors of a Member;

(ii)   the commencement of any proceedings relating to a Member by a third party under the U.S. Bankruptcy Code or similar federal or state law or other reorganization, arrangement, insolvency, adjustment of debt or liquidation law; the allowance of a Member's Units (or portion thereof) to become subject to attachment, garnishment, charging order, or similar charge unless any such preceding enumerated event is susceptible to cure and is cured within 90 days;

(iii)   any act of fraud, embezzlement, or material dishonesty by the Member;

(iv)   any breach of such Member's fiduciary duties owed to the Company or such Member's commission of any willful misconduct or gross negligence that injures the Company;

(v)   if such Member is convicted of, or pleads guilty or *nolo contendere* to a felony (or any state-law equivalent) or willfully or materially violates any federal, state, or foreign securities or alcoholic beverage control laws, regulations, or rules;

(vi)   if such Member is convicted of any other criminal act or act of material dishonesty, disloyalty, or misconduct that has a material adverse effect on the property, operations, business, or reputation of the Company;

(vii)   if such Member is determined to be using, being under the influence, or possessing illegal drugs on the premises of the Company or while performing any duties or responsibilities with the Company;

(viii)   if such Member materially violates any rule or policy of the Company;

(ix)   at the election of the Company (in its sole discretion) if such Member's employment agreement or independent contractor agreement with the Company or any of its affiliates (as applicable) is terminated by the Company or its affiliate (as applicable) with

27

cause or if the Member chooses to terminate such employment agreement or independent contractor agreement (as applicable);

(x)   any attempted withdrawal of a Member other than as a result of a transfer of such Member's Units pursuant to Section 9.3; or

(xi)   the change in control of a Member without the prior consent of the Board.

For purposes of this Section 9.6, "change of control" of any Member which is not a natural person shall mean any sale by such Member of all or substantially all of its operating assets, or a change in ownership, or a series of changes, whether resulting from any sale of stock, merger, consolidation, share exchange, reorganization, combination or other event, which results in the ownership by the Person or Persons who owned all the stock, partnership interests, limited liability company interests, or other ownership interests of such Member as of the date such entity became a Member, of less than fifty percent (50%) of such ownership interests of such entity following such event or events.

(b)   Any Member whose Units are subject to the purchase rights created by this Section 9.6 is referred to as the *"Ineligible Member"*. Any Ineligible Member shall have the obligation to give notice to the Company of any event triggering purchase rights under this Section 9.6.

(c)   The Company's right to purchase an Ineligible Member's interest pursuant to this Section 9.6 may be exercised by delivery of written notice to the Ineligible Member no later than sixty (60) days after the last to occur of (i) the occurrence of the event giving rise to the purchase right, and (ii) actual receipt by the Company of written notice of the occurrence of such event. Upon delivery of such notice to purchase, the Company shall have the right and obligation to purchase the Ineligible Member's interest, and the Ineligible Member shall be required to sell such interest for the purchase price in accordance with this Article. The Company's rights under this Section 9.6(c) shall be assignable in whole or in part.

(d)   If the Company elects not to exercise purchase rights pursuant to this Section 9.6 after a transfer by an Ineligible Member in violation hereof, then the Units of such Ineligible Member shall be and become the interest of an assignee as set forth herein.

(e)   The "purchase price" of all the Ineligible Member's entire Units in the Company (the *"Ineligible Member's Purchase Price"*) shall be an amount equal to the EBITDA-Based Purchase Price less the Minority Ownership Discount (if applicable).

(f)   The closing of the purchase of the Units from an Ineligible Member shall occur within ninety (90) days after any obligation to close such purchase shall arise under this Section 9.6, provided that the Company shall have not more than thirty (30) days to close following final determination of the purchase price pursuant to this Section 9.6; such date being referred to herein as the "closing date". On the closing date, the Company shall tender to the Ineligible Member the Ineligible Member's Purchase Price in cash or other immediately available funds, or, at the Company's election, may tender a cash or immediately available funds in the amount of one-third (1/3) of the Ineligible Member's Purchase Price together with a promissory note in such form

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as is reasonably acceptable to the Ineligible Member, providing for payment of the remaining balance in two equal installments of principal on the first and second annual anniversaries of the closing date, together with interest thereon at the Prime rate. The Ineligible Member shall convey to the Company on the closing date all of its Units free and clear of all liens, claims and encumbrances and pursuant to such instruments of conveyance and warranties as the Company shall reasonably request. Additionally, as a condition precedent to payment of the Ineligible Member Purchase Price, the Ineligible Member must execute a general release of liability (the "***Ineligible Member Release***") in favor of Company and any franchisor affiliated with Company, releasing and waiving any and all claims (including, but not limited to claims under this Agreement) that the Ineligible Member may have against Company and/or the Company-affiliated franchisor. The Ineligible Member Release will be prepared and provided to the Ineligible Member on or before the closing date and must be executed and returned by Ineligible Member within the time period specified in the Ineligible Member Release and must not be subsequently revoked by the Ineligible Member. The Company is not required to move forward with any portion of the closing or make any payment of or provide any promissory note in connection with the Ineligible Member Purchase Price until the Ineligible Member Release is fully executed by the Ineligible Member.

(g) The Ineligible Member shall pay all fees and expenses in connection with the sale of its Units to the Company pursuant to this Section 9.6, including, without limitation, all costs and expenses (including upfront fees) paid to attorneys, any CPAs, or other parties in connection with determining the Ineligible Member's Purchase Price, and/or otherwise in connection with such transaction.

(h) The failure of any party to satisfy the obligation to close the purchase and sale of the Units in accordance with this Article shall entitle the other party to specific performance of such obligation, in addition to all other equitable and legal remedies available.

(i) In the event a Member is a party to an employment, independent contractor, or other similar services or grant agreement, whether with the Company or any Affiliate, that contains terms governing the Company's repurchase of such Member's Units, the terms of such agreement shall govern to the extent they differ from the terms of this Section 9.6.

9.7 Redemption Right with Respect to Class A Members.

(a) Redemption Right.

(i) Notwithstanding any other provisions of this Agreement, at any time, the Company shall have the right to purchase all of the Units held by any Minority Member (the "***Redemption Seller***") on the terms and conditions set forth in this Section 9.7(a) for an amount equal to the greater of (A) the aggregate amount of cash that such Redemption Seller has contributed to the Company as Capital Contributions, plus a return at the rate of 10.0% per annum, calculated on a simple (non-compounded) basis from the date of each Capital Contribution to the date of redemption, or (B) the EBITDA-Based Purchase Price less the Minority Ownership Discount (if applicable) (the "***Redemption Purchase Price***"). Such right shall be initiated by the Company's delivery of written notice to the Redemption Seller (the "***Redemption Notice***"). The

Redemption Seller shall be required to sell all of his Units to the Company at the Redemption Purchase Price.

(ii)   The closing of the purchase of Units from a Redemption Seller under this Section 9.7(a) shall occur no later than ninety (90) days after the date of the Redemption Notice; provided, however, that the Company shall have not more than thirty (30) days to close on such purchase following the Redemption Notice delivered pursuant to this Section 9.7(a); such date being referred to herein as the "closing date". On the closing date, the Company shall tender to the Redemption Seller the Redemption Purchase Price in cash or other immediately available funds, or, at the Company's election, may tender a cash or immediately available funds in the amount of one-third (1/3) of the Redemption Purchase Price together with a promissory note in such form as is reasonably acceptable to the Redemption Seller, providing for payment of the remaining balance in two equal installments of principal on the first and second annual anniversaries of the closing date, together with interest thereon at the Prime rate. The Redemption Seller shall convey to the Company on the closing date all of his Units free and clear of all liens, claims and encumbrances and pursuant to such instruments of conveyance and warranties as the Company shall reasonably request. In addition, as a condition precedent to payment of the Redemption Purchase Price, the Redemption Seller must execute a general release of liability (the "***Redemption Seller Release***") in favor of Company and any franchisor affiliated with Company, releasing and waiving any and all claims (including, but not limited to claims under this Agreement) that the Redemption Seller may have against Company and/or the Company-affiliated franchisor as of the date of execution of the Redemption Seller Release. The Redemption Seller Release will be prepared and provided to the Redemption Seller on or before the closing date and must be executed and returned by the Redemption Seller within the time period specified in the Redemption Seller Release and must not be subsequently revoked by the Redemption Seller. The Company is not required to move forward with any portion of the closing or make any payment of or provide any promissory note in connection with the Redemption Seller Purchase Price until the Redemption Seller Release is fully executed by the Redemption Seller.

(iii)   In the event of a transfer pursuant to this Section 9.7(a), (1) each of the Company and the Redemption Seller shall pay their own attorneys' fees, costs, and expenses in connection with such transaction; and (2) the Company and the Redemption Seller shall equally split the costs and expenses (including any upfront fees) paid to any CPAs in connection with such transaction.

(iv)   The failure of any party to satisfy the obligation to close the purchase and sale of the Units in accordance with this Section 9.7(a) shall entitle the other party to specific performance of such obligation, in addition to all other equitable and legal remedies available.

(v)   In the event that the Company closes a Terminating Capital Transaction within six (6) months following the redemption of a Class A Member's Units under this Section (a), the Company shall pay to the Redemption Seller additional purchase price. This additional purchase price shall be calculated as the difference between the original Redemption Purchase Price paid to the Class A Member and the consideration that the Class A Member would have received had the change of control occurred prior to the redemption. The additional purchase

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price shall be paid within sixty (60) days following the consummation of the change of control and shall be subject to the same terms and conditions of payment as the original Redemption Purchase Price.

9.8   General Transfer Requirements.

(a)   Unless and until a Transferee is admitted as a substituted Member, any Transfer of Units shall be effective only to give the Transferee the right to receive the share of allocations and distributions to which the transferor would otherwise be entitled, and the Transferee shall have no right to exercise any of the powers, rights, and privileges of a Member hereunder. Any Transferee who is not a Member before the Transfer shall not have the right to become a substituted Member without the written consent of the Board, which approval may be granted or denied in the exercise of the sole and absolute discretion of the Board, and in any event only if the Transferee agrees to be bound by all of the terms and conditions of this Agreement as then in effect. A Member who has assigned all of his Units shall cease to be a Member and thereafter shall have no further powers, rights, and privileges as a Member hereunder, but shall, unless otherwise relieved of such obligations by agreement of the Board or by operation of law, remain liable for all obligations and duties incurred as a Member. A Transferee who becomes a substitute Member is liable for any obligations of his transferor to make or retain capital contributions as provided in this Agreement and by the Act; provided, however, such Transferee shall not be obligated for liabilities of his transferor unknown to him at the time he became a Member.

(b)   Subject to Section 9.6(g) and Section 9.7(a)(iii), the Board may, in its reasonable discretion, charge the Transferor or Transferee the amount of the administrative expenses (including attorney's fees) incurred by the Company in connection with, or as a consequence of the Transfer of, any Units.

(c)   The Company, each Member, and any other Person having business with the Company need deal only with Members who are admitted as Members or as substituted Members of the Company, and they shall not be required to deal with any other Person by reason of assignment by a Member or by reason of the death of a Member, except as otherwise provided in this Agreement. In the absence of the substitution (as provided herein) of a Member for an assigning or a deceased Member, any payment to a Member or to a Member's executors or administrators shall release the Company, its officers and the Board from all Liability to any other Persons who may be interested in such payment by reason of an assignment by, or the death of, such Member.

(d)   Each Member agrees not to Transfer any part of his Units (or take or omit to take any action, filing, election, or other action which could result in a deemed Transfer) if such transfer (either considered alone or in the aggregate with prior Transfers by other Members) would result in the termination of the Company for federal income tax purposes and, in the sole discretion of the Board, such termination would have a material adverse effect on the Company and the Members. Such a Transfer is void ab initio and without legal effect.

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9.9   Limited Power of Attorney.

(a)   Each Member hereby makes, constitutes and appoints the Board (and each Manager serving thereon individually), with full power of substitution and resubstitution, its true and lawful attorney-in-fact for it and in its name, place and stead for its use and benefit, to sign, execute, certify, acknowledge, swear to, file and record any and all agreements, certificates, instruments and other documents which such Person may deem reasonably necessary, desirable or appropriate to (i) effectuate, implement and continue the valid and subsisting existence of the Company; (ii) to effectuate the dissolution and termination of the Company in accordance with the provisions hereof and the Act; (iii) to effectuate all other amendments of this Agreement or the Certificate made in accordance with this Agreement; (iv) to admit a Member, to effect his or her substitution as a Member, to effect the substitution of the Member's assignee as a Member in accordance with this Agreement; (v) to effectuate and implement a transaction in accordance with the provisions of Article XI; and (vi) to otherwise carry out the express provisions of this Agreement. Each Member authorizes each such attorney-in-fact to take any action necessary or advisable in connection with the foregoing, hereby giving each attorney-in-fact full power and authority to do and perform each and every act or thing whatsoever requisite or advisable to be done in connection with the foregoing as fully as such Member might or could do so personally, and hereby ratifies and confirms all that such attorney-in-fact shall lawfully do or cause to be done by virtue thereof or hereof.

(b)   This power of attorney is a special power of attorney coupled with an interest and is irrevocable during the term of the Member's membership in the Company, and (i) may be exercised by any such attorney-in-fact by listing the Member executing any agreement, certificate, instrument or other document with the single signature of any such attorney-in-fact acting as attorney-in-fact for such Member, (ii) shall survive the death, disability, legal incapacity, bankruptcy, insolvency, dissolution or cessation of existence of a Member and (iii) shall survive the assignment by a Member of any portion of its Units, except for assignments of such Member's Units permitted under this Agreement.

ARTICLE X.

BOOKS AND RECORDS

10.1   Fiscal Year. The fiscal year of the Company shall be the calendar year or such other taxable year as may be required by Section 706(b) of the Code.

10.2   Reports. Not less frequently than annually, the Board, within ninety (90) days after the end of each calendar year, shall furnish to each Member an annual financial report containing a current statement of financial condition, an operating statement for the year then ended, a cash flow statement for the year then ended, and such other reports as the Board deems necessary. In addition, the Board, within forty-five (45) days after the end of each calendar year quarter, shall furnish to each Member a quarterly financial report containing a current statement of financial condition, an operating statement for the quarter then ended, a cash flow statement for the quarter then ended, and such other reports as the Board deems necessary.

10.3   Bank Accounts: Checks, Notes and Drafts.

(a)   Funds of the Company shall be deposited in an account or accounts of a type, in form and name and in such bank(s) or other financial institution(s) which are participants in federal deposit insurance programs or maintain comparable insurance coverage as selected by the Board. The Board shall arrange for the appropriate conduct of such accounts. Funds may be withdrawn from such accounts only for bona fide and legitimate Company purposes and may from time to time be invested in such short-term securities, money market funds, certificates of deposit, or other liquid assets as the Board deems appropriate.

(b)   The Members acknowledge that the Board may maintain Company funds in accounts, money market funds, certificates of deposit, other liquid assets in excess of the insurance provided by the Federal Deposit Insurance Corporation, or other depository insurance institutions and that the Board shall not be accountable or liable for any loss of such funds resulting from failure or insolvency of the depository institution.

(c)   Checks, notes, drafts, and other orders for the payment of money shall be signed by such persons as the Board from time to time may authorize. When the Board so authorizes, however, the signature of any such person may be a facsimile.

10.4   <u>Books and Records</u>. At all times during the term of the Company, the Board shall keep, or cause to be kept, full and accurate books of account, records and supporting documents, which shall reflect, completely, accurately and in reasonable detail, each transaction of the Company. The books of account shall be maintained and tax returns prepared and filed on the method of accounting determined by the Board. The books of account, records, and all documents and other writings of the Company shall be kept and maintained at the principal office of the Company. The Board shall cause the Company to keep at its principal office the following documents:

(a)   a current list of the full name and last known business address of each Member, in alphabetical order;

(b)   a copy of the Certificate and all amendments thereto;

(c)   copies of the Company's federal, state, and local income tax returns and reports, if any, for the three most recent years; and

(d)   copies of this Agreement, as amended, and of any financial statements of the Company for the three most recent years; and

(e)   copies of the minutes of any Board of Managers meetings, subject to the good faith discretion of the Board to keep any minutes confidential.

Each Member or its designated representative shall, upon reasonable notice to the Board, have access to the foregoing list of documents during reasonable business hours and may inspect and make copies of any of them at its own expense. In accordance with Section 18-305(g) of the Act, the previous sentence is intended to supersede in its entirety the provisions of Section 18-305(a) of the Act to the extent permitted by applicable law.

10.5   <u>Partnership Representative</u>.

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(a)   The Members hereby appoint Dyan Witt as the "partnership representative" (the **"Partnership Representative"**) as provided in Code Section 6223(a), effective as of the date of this Agreement. The Partnership Representative may resign at any time. If Dyan Witt ceases to be the Partnership Representative for any reason, the Board shall appoint a new Partnership Representative.

(b)   The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Each Member agrees that it will not treat any Company item inconsistently on such Member's income tax returns. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and taxes imposed pursuant to Code Section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will constitute a mandatory Capital Contribution obligation of such Member payable upon demand by the Company. Each Member further agrees that such Member will not independently act with respect to tax audits or tax litigation of the Company, unless previously authorized to do so in writing by the Partnership Representative, which authorization may be withheld by the Partnership Representative in his sole and absolute discretion. The Partnership Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c)   To the extent permitted by applicable law and regulations, the Partnership Representative shall cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the BBA (the **"Revised Partnership Audit Rules"**) pursuant to Code Section 6221(b). For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative shall cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d)   Except as otherwise provided herein, the Partnership Representative shall have sole discretion to make any determination regarding income tax elections they deem advisable on behalf of the Company; provided, that the Partnership Representative will make an election under Section 754 of the Code, if requested in writing by the Board.

10.6   Notices. Any notice required under this Agreement (**"Notice"**) shall be in writing and shall be deemed to have been effectively given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by FedEx or another nationally recognized overnight courier (receipt requested); (c) on the date sent by email (with confirmation of receipt from the intended recipient by return email or other written acknowledgment other than an automatic "read receipt") if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) if certified or registered mail is required by applicable law, the fifth day after the date mailed by certified or registered mail

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(in each case, return receipt requested, postage pre-paid). Notices must be addressed to the parties at the addresses set forth on the signature page of this Agreement (or to such other address that may be designated by a party from time to time in accordance herewith).

10.7   Binding Effect.   Subject in all respects to the limitations concerning the transferability of interests in the Company contained herein and except as otherwise herein expressly provided, the provisions of this Agreement shall be binding upon and inure to the benefit of the Members, their respective personal representatives, heirs, successors, and permitted assigns. This Agreement shall not provide any rights to third parties as such including creditors of the Company or of the Members.

10.8   Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. Counterparts may be delivered via facsimile, email (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

10.9   Section Headings.   Section titles or captions contained in this Agreement are inserted as a matter of convenience and for reference only and shall not be construed in any way to define, limit, or extend or describe the scope of this Agreement or the intention of the provisions thereto.

10.10   Exhibits.   Any exhibits and schedules annexed hereto are expressly made a part of this Agreement, as fully as though completely set forth herein, and all references to this Agreement herein or in any of such exhibits or schedules shall be deemed to refer to this Agreement and all such exhibits and schedules.

10.11   Variation in Pronouns.   All pronouns and variations thereof shall be deemed to refer to masculine, feminine, neuter, singular, or plural, as the identity of the Person or Persons may require.

10.12   Severability.   Each provision hereof is intended to be severable, and the invalidity or illegality of any portion of this Agreement shall not affect the validity or legality of the remainder.

10.13   Qualification in Other States.   If the business of the Company is carried on, or conducted in, states in addition to the State, then the Members severally agree to execute such other and further documents as may be required or requested so the Board legally may qualify the Company in such states.

10.14   Entire Agreement.   This Agreement constitutes the entire agreement of the parties with respect to the matters set forth herein and supersedes any prior understanding or agreement, oral or written.

10.15   Applicable Law.   This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to conflicts of law rules.

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10.16 <u>Forum</u>. Any action by one or more Members against the Company or its Managers or officers or any Affiliates it may have from time to time, or by the Company against a Member or any Affiliates, which arises under or in any way relates to this Agreement, the sale of the Units or actions taken or failed to be taken or determinations made or failed to be made by the Members or their Affiliates or relating to the Company or services provided for it or joint activities or other transactions in which it engages, including, without limitation, transactions permitted hereunder or otherwise related in any way to the Company, may be brought only in the state courts of the Commonwealth of Virginia or the United States District Court for the Eastern District of the Commonwealth of Virginia. Each Member hereby consents to the jurisdiction of such courts to decide any and all such actions and to such venue.

10.17 <u>Amendments</u>. Notwithstanding any provision of the Act to the contrary:

(a) Subject to Section 10.17(b) and Section 10.17(c), this Agreement may be amended by either (i) the Board or (ii) by the Members acting by a Majority.

(b) Notwithstanding anything to the contrary in Section 10.17(a), no amendment shall be effective as to any Member without that Member's consent if it would: (i) modify this Section 10.17; (ii) increase his liabilities under this Agreement or as a Member; or (iii) modify his rights in a material and disproportionate manner relative to the rights of other Members who hold Units of the same class or series.

(c) Notwithstanding anything to the contrary in Section 10.17(a), no amendment that would materially and adversely affect the rights of Members of any class or series of Units relative to the rights of Members of another class or series of Units, including, without limitation, any amendment to Section 9.4, shall be effective without the consent of the Members holding a majority of the Units of the class or series that is so adversely affected.

10.18 <u>Waiver of Jury Trial</u>. Each party hereto hereby acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby. This waiver is entered into knowingly and voluntarily by each party, and is an integral part of this Agreement.

10.19 <u>Legal Counsel</u>. This Agreement has been prepared by Kaufman & Canoles, A Professional Corporation (***"Kaufman & Canoles"***), as counsel to the Company, after full disclosure of its representation of the Company and with the consent and at the direction of the Company and each Member. Each Member acknowledges that it has reviewed the contents of this Agreement and fully understands its terms. Each Member acknowledges that it is fully aware of its right to the advice of counsel independent from that of the Company, that it was advised by Kaufman & Canoles that a conflict exists among the Members' and the Company's individual interests with respect to this Agreement and that such interests may presently and in the future be adverse, and that it should seek the advice of independent counsel, and that it has had the opportunity to seek the advice of independent counsel. Each Member further acknowledges that Kaufman & Canoles has provided no advice or representations to it regarding the tax consequences of this Agreement to it, and that it has been advised to seek the advice and consultation of its own

36

personal tax advisers with respect to such tax consequences. Each Member, by executing this Agreement, represents that it has, after being advised of the potential conflicts among the Members and the Company with respect to the future consequences of this Agreement, either consulted independent legal counsel or elected, notwithstanding the advice of Kaufman & Canoles, not to consult such independent legal counsel.

[*Signature page follows.*]

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IN WITNESS WHEREOF, the parties hereto have caused this Limited Liability Company Agreement to be duly executed as of the day and year first above written.

[*Insert Signature blocks.*]

Dyan Witt
Allison & Thad Tasso
J & J Rogge, LLC
Amy & Brian Rutledge
Nancy Scott
Addison & Cori Daniel

Exhibit B - 343 Vino LLC Investor Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "*SECURITIES ACT*") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THE SECURITIES DESCRIBED HEREIN. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

343 Vino, LLC
6464 Hampton Blvd.,
Norfolk, VA 23508

Ladies and Gentlemen:

The undersigned investor ("*Investor*") understands that 343 Vino, LLC, a limited liability company organized under the laws of Delaware (the "*Company*"), is offering for sale Class A Units in the Company (the "*Securities*") in a total offering amount of up to $1,200,000 on or around August 15, 2025. The Investor further understands that the offering is being made without registration of the Securities under the Securities Act of 1933, as amended (the "*Securities Act*"), or any securities law of any state of the United States or of any other jurisdiction. The offering is made to both accredited and non-accredited investors pursuant to the Form C, as amended, filed by the Company with the U.S. Securities and Exchange Commission ("*SEC*") and the offering memorandum included therein (the "*Form C*"). The Company is offering the Securities to prospective investors through the Vicinity, LLC crowdfunding portal, which is registered with the SEC (the "*Portal*").

To the extent this Subscription Agreement or any documents attached hereto and/or incorporated by reference herein or that have otherwise been provided to the Investor contain any pro forma financial information or predictions regarding, among other things, future income projections, the Investor understands and acknowledges that such pro forma financial information and income projections are speculative in nature. The Investor understands and acknowledges that the Investor's purchase of the Securities is an inherently speculative and risky investment and that any amounts that the Investor chooses to invest may be lost. The Investor acknowledges that the Investor has carefully reviewed the Company's Operating Agreement (defined below) and the Form C.

1. <u>**Subscription**</u>. Subject to the terms and conditions hereof, and the provisions of the Company's Amended and Restated Limited Liability Company Agreement dated August 18, 2025, a copy of which has been provided to the Investor (the "*Operating Agreement*"), the Investor hereby irrevocably subscribes for the Securities set forth in <u>Appendix A</u> hereto for the aggregate purchase price set forth in <u>Appendix A</u>, which is payable as described in <u>Section 4</u> hereof. The Investor acknowledges that the Securities will be subject to restrictions on transfer as set forth in the Operating Agreement and this subscription agreement (the "*Subscription Agreement*").

2. <u>**Acceptance of Subscription and Issuance of Securities**</u>. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in

whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the Investor at the Closing referred to in Section 3 hereof. Notwithstanding anything in this Subscription Agreement to the contrary, the Company shall have no obligation to issue any of the Securities to any person who is a resident of a jurisdiction in which the issuance of Securities to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "***State Securities Laws***").

3.   **The Closing**. The closing of the purchase and sale of the Securities (the "***Closing***") shall take place at such time and place as the Company may designate by notice to the Investor.

4.   **Payment for Securities**. Payment for the Securities shall be received by the Company from the Investor by check payable to the Company or by other means approved by the Company at or prior to the Closing, in the amount as set forth in Appendix A hereto. If the Securities are certificated, the Company shall deliver certificates representing the Securities to the Investor at the Closing bearing an appropriate legend referring to the fact that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5.   **Representations and Warranties of the Company**. As of the Closing, the Company represents and warrants that:

(a)   The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets, and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

(b)   The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Operating Agreement.

6.   **Representations and Warranties of the Investor**. The Investor hereby represents and warrants to and covenants with the Company that:

(a)   General.

(i)   The Investor has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, to enter into this Subscription Agreement and to perform all the obligations required to be performed by the Investor hereunder, and such purchase will not contravene any law, rule or regulation binding on the Investor or any investment guideline or restriction applicable to the Investor.

(ii)   The Investor is a resident of the state or country set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

(iii)   The Investor will comply with all applicable laws and regulations in effect in any jurisdiction in which the Investor purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Investor is subject or in which the Investor makes such purchases or sales, and the Company shall have no responsibility therefor.

(b)   Information Concerning the Company.

31041150v4

(i)   The Investor has received a copy of this Subscription Agreement and the Operating Agreement and has relied only on the information contained herein and therein.

(ii)   The Investor has received and reviewed a copy of the Form C and had an opportunity to ask questions of and receive answers about the Company concerning the investment in the Securities. The Investor understands and agrees that the Company is solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in Securities issued by the Company, and that the Portal has no ability to assure, and has not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or have been presented at all. The Investor also understands that the Company will, upon the Investor's reasonable request, make available to the Investor or the Investor's legal, tax, or financial advisors any information regarding the Company that the Company possesses or can obtain without unreasonable expense. The Investor acknowledges that the Investor has conducted its own due diligence (by means of consultation with Investor's own legal, tax, or financial advisors) with respect to the Company, the Securities and any other matter that the Investor believes to be material to the Investor's decision to invest in the Company and further acknowledges that the Investor is making the investment decision based on this due diligence.

(iii)   The Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in Section 6(c) below and elsewhere in this Subscription Agreement and the Form C. The Investor represents that it is able to bear any loss associated with an investment in the Securities.

(iv)   The Investor confirms that it is not relying on any communication (written or oral) of the Company, the Portal or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided herein, in the Operating Agreement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company nor any of its affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Securities. The Investor acknowledges that neither the Company, the Portal nor any of their respective affiliates has made any representation regarding the proper characterization of the Securities for purposes of determining the Investor's authority to invest in the Securities.

(v)   The Investor is familiar with the business and financial condition and operations of the Company, all as generally described herein and in the Operating Agreement. The Investor has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(vi)   The Investor understands that, unless the Investor notifies the Company in writing to the contrary at or before the Closing, each of the Investor's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Investor.

(vii)   The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this private placement at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return the previously paid subscription price of the Securities, without interest thereon, to the Investor.

(viii)   The Investor understands that no U.S. federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning

31041150v4

the fairness or advisability of this investment.

(c)   Risks.   The Investor has carefully read and considered the following risk factors, among others, in evaluating an investment in the Securities and understands that these risk factors are not an exhaustive list of all risks associated with an investment in the Securities.

(i)   This Subscription Agreement is intended only to summarize and describe the Company and may not contain all the information needed to evaluate an investment in the Company.

(ii)   There is no assurance that the Company will be able to generate returns for its investors or that returns will be commensurate with the risks of investing in the Company. An investment in the Securities should only be considered by persons who can afford a loss of their entire investment. The Investor has sufficient liquid assets to pay the full purchase price for the Securities and the Investor has adequate means of providing for its current needs and has no present need for liquidity of the Investor's investment in the Company.

(iii)   Investors in the Securities will have limited rights and powers to take part in management of the Company and accordingly, no person should purchase Securities unless such person is willing to entrust day-to-day operation and strategic planning of the Company to its management team.

(iv)   The Company may require additional capital to support business operations and/or growth, and such capital may not be available on favorable terms, if at all.

(v)   Implementation of the Company's business plans could be subject to unforeseen delays, problems, expenses and complications and there can be no assurances that the Company's business plans will be successfully completed.

(vi)   The Securities being offered hereby are subject to substantial restrictions on resale and transfer as described herein and in the Operating Agreement.

(d)   Non-reliance.

(i)   The Investor represents that it is not relying on (and will not at any time rely on) any communication (written or oral) of the Company, as investment advice or as a recommendation to purchase the Securities, it being understood that information and explanations related to the terms and conditions of the Securities that are described herein and in the Operating Agreement shall not be considered investment advice or a recommendation to purchase the Securities.

(ii)   The Investor confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to the Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Investor is not relying on the advice or recommendations of the Company and the Investor has made its own independent decision that the investment in the Securities is suitable and appropriate for the Investor.

(e)   Status of Investor.

(i)   The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(ii)   The Investor: (A) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding; and (B) has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the prospective investment. The Investor acknowledges that the Investor has completed the Federal Income Tax Backup Withholding Form attached hereto as <u>Appendix B</u> and that the information contained therein is complete and accurate as of the date thereof and is hereby affirmed as of the date hereof. The Investor agrees to furnish any additional information requested by the Company or any of its affiliates to assure compliance with applicable U.S. federal and state securities laws in connection with the purchase and sale of the Securities. Any information that has been furnished or that will be furnished by the Investor is accurate and complete, and does not contain any misrepresentation or material omission.

(f)   <u>Restrictions on Transfer or Sale of Securities</u>. As applies to the Investor:

(i)   The Investor is acquiring the Securities solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Investor understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Subscription Agreement. The Investor understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(ii)   The Investor understands that the Securities are "restricted securities" under applicable U.S. federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "***Commission***") provide in substance that the Investor may dispose of the Securities only pursuant to an effective registration statement under the Securities Act or an exemption therefrom, and the Investor understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act (including Rule 144 thereunder). Accordingly, the Investor understands that under the Commission's rules, the Investor may dispose of the Securities principally only in "private placements" which are exempt from registration under the Securities Act, in which event the transferee will acquire "restricted securities" subject to the same limitations as in the hands of the Investor. Consequently, the Investor understands that the Investor must bear the economic risks of the investment in the Securities for an indefinite period of time.

(iii)   The Investor agrees: (A) that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to a registration of the Securities under the Securities Act and all applicable State Securities Laws, or in a transaction which is exempt from the registration provisions of the Securities Act and all applicable State Securities Laws, and in all cases only in accordance with the terms of the Operating Agreement; (B) that the certificates (if any) representing the Securities will bear a legend making reference to the foregoing restrictions; and (C) that the Company and its affiliates shall not be required to give effect to any purported transfer of such Securities except upon compliance with the foregoing restrictions.

(iv)   The Investor acknowledges that neither the Company nor any other person offered to sell the Securities to it by means of any form of general solicitation or advertising, including but not limited to: (A) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio or (B) any seminar or meeting whose attendees were invited by any general solicitation or general advertising.

7.   **Conditions to Obligations of the Investor and the Company**. The obligations of the Investor to purchase and pay for the Securities specified in Appendix A and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: (i) the representations and warranties of the Company contained in Section 5 hereof and of the Investor contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing; and (ii) the Investor has returned a signed Joinder Agreement agreeing to be bound by the terms of the Operating Agreement.

8.   **Obligations Irrevocable**. The obligations of the Investor shall be irrevocable.

9.   **Legend**. The certificates (if any) representing the Securities sold pursuant to this Subscription Agreement will be imprinted with a legend in substantially the following form:

> **"THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER APPLICABLE LAWS."**

10.   **Waiver, Amendment**. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11.   **Assignability**. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the Investor without the prior written consent of the other party.

12.   **Waiver of Jury Trial**. THE INVESTOR IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13.   **Governing Law**. This Subscription Agreement shall be governed by and construed in

accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction). Any legal suit, action, or proceeding relating to this Subscription Agreement must be instituted in the federal or state courts located in Wilmington, Delaware. Each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action, or proceeding. The parties irrevocably and unconditionally waive any objection to venue of any suit, action, or proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action, or proceeding brought in any such court has been brought in an inconvenient forum.

14.   **Preparation of Subscription Agreement**. This Subscription Agreement has been prepared by Kaufman & Canoles, P.C. ("***Kaufman & Canoles***"), as counsel to the Company, after full disclosure of its representation of the Company and with the consent and at the direction of the Company. Each Investor acknowledges that it has reviewed the contents of this Subscription Agreement and fully understands its terms. Each Investor acknowledges that it is fully aware of its right to the advice of counsel independent from that of the Company, that it should seek the advice of independent counsel, and that it has had the opportunity to seek the advice of independent counsel. Each Investor further acknowledges that Kaufman & Canoles has provided no advice or representations to it regarding the tax consequences of this Subscription Agreement (including the Appendices) to the Investor, and that the Investor has been advised to seek the advice and consultation of its own personal tax advisers with respect to such tax consequences. Each Investor, by executing this Agreement, represents that such Investor has either consulted independent legal and tax counsel or elected, notwithstanding the advice of Kaufman & Canoles herein, not to consult such independent legal and tax counsel.

15.   **Section and Other Headings**. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16.   **Counterparts**. This Subscription Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. Counterparts may be delivered via facsimile, email (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

17.   **Notices**. All notices, consents, claims, demands, waivers, and other communications hereunder (**"*Notices*"**) shall be in writing and shall be deemed to have been effectively given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by FedEx or another nationally recognized overnight courier (receipt requested); (c) on the date sent by email (with confirmation of receipt from the intended recipient by return email or other written acknowledgment other than an automatic "read receipt")) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) if certified or registered mail is required by applicable law, on the fifth day after the date mailed by certified or registered mail (in each case, return receipt requested, postage pre-paid). Notices must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance herewith):


If to the Company:

343 Vino, LLC
6464 Hampton Blvd.,
Norfolk, VA 23508


31041150v4

E-mail: jason@wewnorfolk.com
Attention: Jason Witt

with a copy to:

Kaufman & Canoles, P.C.
150 W. Main Street, Suite 2100
Norfolk, VA 23510
E-mail: britton.williston@kaufcan.com;
                 shannon.mcdonough@kaufcan.com
Attention: J. Britton Williston, Esq.; Shannon McDonough, Esq.

If to the Investor:

Name:

Address:

E-mail:

18.   **Binding Effect.** The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and permitted assigns; provided, however, that no party may assign its rights or obligations hereunder without the prior written consent of the other party, except that the Company may assign its rights to any successor entity in connection with a merger, consolidation, or sale of substantially all of its assets.

19.   **Survival**. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company and the Closing, (ii) changes in the transactions, documents and instruments described herein which are not material or which are to the benefit of the Investor and (iii) the death or disability of the Investor.

20.   **Notification of Changes**. The Investor hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement which would cause any representation, warranty, or covenant of the Investor contained in this Subscription Agreement to be false or incorrect.

21.   **Severability**. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned Investor has executed this Subscription Agreement as of the date set forth below.

INVESTOR (if an individual):

By_______________________________

Name:____________________________

Date:_____________________________

INVESTOR (if an entity):

____
Legal Name of Entity

By_______________________________

Name:____________________________

Title:_____________________________

Date:_____________________________

State/Country of Domicile or Formation: _______________________________________

The offer to subscribe for Securities as set forth above is confirmed and accepted by the Company as of the date set forth below.

343 VINO, LLC

By_______________________________

Name: Dyan Witt
Title: President

Date:_____________________________

[Signature page to 343 Vino, LLC Subscription Agreement]

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APPENDIX A

CONSIDERATION TO BE DELIVERED

Investor Name:_____

Number of Class A Unis purchased by Investor: _____

Purchase Price: $_____

FEDERAL INCOME TAX BACKUP WITHHOLDING FORM

In order to prevent the application of federal income tax backup withholding, each Investor must provide us with a correct Taxpayer Identification Number ("***TIN***"). An individual's social security number ("***SSN***") is his or her TIN. The TIN should be provided in the SUBSTITUTE FORM W-9 space below. Under federal income tax law, any person who is required to furnish his or her correct TIN to another person, and who fails to comply with such requirements, may be subject to a monetary penalty imposed by the Internal Revenue Service ("***IRS***")

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be checked in the space provided for the TIN on the SUBSTITUTE FORM W-9.

SUBSTITUTE FORM W-9

Request for Taxpayer Identification Number and Certification

Part 1 — Investor Information

Name (as shown on your income tax return): _____

Business name/disregarded entity name (if different from above): _____

Check appropriate box for federal tax classification:

☐ Individual/sole proprietor or single-member LLC

☐ C Corporation

☐ S Corporation

☐ Partnership

☐ Trust/estate

☐ Limited liability company – enter tax classification (C = C corp, S = S corp, P = Partnership) _____

☐ Other (describe) _____

Address (number, street, and apt. or suite no.): _____

City, state, and ZIP code: _____

Part 2 — Taxpayer Identification Number (TIN)

Enter your TIN or SSN (as applicable) in the appropriate box. The TIN or SSN provided must match the name given on "Name" line above to avoid backup withholding.

Taxpayer Identification Number (TIN) | _____

Social Security Number (SSN) | _____

Applied For: _____

Part 3 — Certification

UNDER PENALTIES OF PERJURY, I CERTIFY THAT: (I) THE NUMBER SHOWN ON THIS FORM IS MY CORRECT TIN OR SSN, AS APPLICABLE, OR I AM WAITING FOR A NUMBER TO BE ISSUED TO ME; (II) I AM NOT SUBJECT TO BACKUP WITHHOLDING BECAUSE: (A) I AM EXEMPT FROM BACKUP WITHHOLDING, OR (B) I HAVE NOT BEEN NOTIFIED BY THE IRS THAT I AM SUBJECT TO BACKUP WITHHOLDING AS A RESULT OF A FAILURE TO REPORT ALL INTEREST OR DIVIDENDS, OR (C) THE IRS HAS NOTIFIED ME THAT I AM NO LONGER SUBJECT TO BACKUP WITHHOLDING; (III) I AM A U.S. CITIZEN OR OTHER U.S. PERSON (DEFINED BELOW); AND (IV) THE FATCA CODE(S) ENTERED ON THIS FORM (IF ANY) INDICATING THAT I AM EXEMPT FROM FATCA REPORTING IS CORRECT.

Certification instructions: You must cross out item (ii) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item (ii) does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN.

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Signature of U.S. person: _____ Date: _____

Definition of a U.S. person: For federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien;
- A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;
- An estate (other than a foreign estate); or
- A domestic trust (as defined in Regulations section 301.7701-7).

Privacy Act Notice: Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including intermediaries) who must file information returns with the IRS to report interest, dividends, or other income paid to you; mortgage interest you paid; acquisition or abandonment of secured property; cancellation of debt; or contributions you made to an IRA. The IRS uses the TIN to identify you and may use the information to enforce federal tax laws.

Exhibit C - 343 Vino – Reviewed Financials

343 Vino, Inc. (the "Company") a Virginia Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
343 Vino, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 10, 2025

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	32,297	30,469
Accounts Receivable	1,215	-
Inventory	170,110	130,146
Total Current Assets	203,622	160,615
Non-current Assets		
Fixed Assets, net of Accumulated Depreciation	1,144,443	1,286,923
Right of Use Asset	1,019,279	1,111,884
Total Non-Current Assets	2,163,722	2,398,807
TOTAL ASSETS	2,367,345	2,559,422
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	57,951	104,849
Sales Tax Liabilities	12,359	18,080
Payroll Liabilities	-	54,272
Current Portion of SBA Loan	79,496	79,496
Current Portion of Rent Loan	14,529	21,660
Notes Payable - Related Party	163,343	61,266
Van Loan	12,000	-
Short Term Lease Liability	87,703	77,655
Other Liabilities	1,587	35,762
Total Current Liabilities	428,968	453,040
Long-term Liabilities		
Long-Term Portion of SBA Loan	1,279,539	1,359,035
Long-Term Portion of Rent Loan	113,811	128,340
Long-Term Lease Liability	961,476	1,049,179
Total Long-Term Liabilities	2,354,826	2,536,554
TOTAL LIABILITIES	2,783,795	2,989,594
Commitments and Contingencies (See Note 4)		
EQUITY		
Paid-in Capital	151,289	15,124
Accumulated Deficit	(567,739)	(445,296)
Total Equity	(416,450)	(430,172)
TOTAL LIABILITIES AND EQUITY	2,367,345	2,559,422

Statement of Operations

	Year Ended December 31,	
	2024	**2023**
Revenue	1,571,746	1,627,634
Cost of Revenue	347,598	319,593
Gross Profit	1,224,148	1,308,041
Operating Expenses		
Advertising and Marketing	43,841	17,656
General and Administrative	787,885	1,034,046
Rent and Lease	173,109	195,563
Depreciation	170,139	167,439
Total Operating Expenses	1,174,974	1,414,704
Operating Income (loss)	49,174	(106,663)
Other Income		
Other	3,723	-
Total Other Income	3,723	-
Other Expense		
Interest Expense	173,562	112,401
Other	1,778	4,551
Total Other Expense	175,340	116,953
Earnings Before Income Taxes	(122,442)	(223,616)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(122,442)	(223,616)

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 1/1/2023	10,000	-	-	(221,680)	(221,680)
Paid-in Capital		-	15,124	-	15,124
Net Income (Loss)	-		-	(223,616)	(223,616)
Ending Balance 12/31/2023	10,000	-	15,124	(445,296)	(430,172)
Paid-in Capital		-	136,165	-	136,165
Net Income (Loss)	-		-	(122,442)	(122,442)
Ending Balance 12/31/2024	10,000	-	151,289	(567,739)	(416,449)

Statement of Cash Flows

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(122,442)	(223,616)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	170,139	167,439
Accounts Payable and Accrued Expenses	(81,074)	42,150
Sales Tax Liabilities	(5,721)	18,080
Payroll Liabilities	(54,272)	48,832
Operating Lease Liability	14,950	14,950
Accounts Receivable	(1,215)	-
Inventory	(39,965)	(122,271)
Other	(7,130)	13,224
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(4,288)	182,404
Net Cash provided by (used in) Operating Activities	(126,730)	(41,213)
INVESTING ACTIVITIES		
Fixed Assets	(27,659)	(1,381,204)
Net Cash provided by (used by) Investing Activities	(27,659)	(1,381,204)
FINANCING ACTIVITIES		
Proceeds from Van Loan	12,000	-
Proceeds from Notes Payable - Related Parties	102,077	36,266
Repayment of SBA Loan	(79,496)	1,270,154
Proceeds from/(Repayment of) Rent Loan	(14,529)	150,000
Proceeds from Paid-in Capital	136,165	15,124
Net Cash provided by (used in) Financing Activities	156,217	1,471,544
Cash at the beginning of period	30,469	-
Net Cash increase (decrease) for period	1,828	49,128
Cash at end of period	32,298	30,469

343 Vino, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

343 Vino, Inc. ("the Company") was formed in Virginia on December 15th, 2021. The Company plans to earn revenue primarily through the production and sales of wine. In addition, the Company operates a full restaurant and event space. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Furniture & Fixtures	7	184,910	79,247	-	105,663
Tools, Machinery, & Equipment	5	104,705	41,882	-	62,823
Van	5	18,000	2,700	-	15,300
Leasehold Improvements	10	1,200,822	240,164	-	960,657
Grand Total	**-**	**1,508,437**	**363,993**	**-**	**1,144,443**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Equity Based Compensation</u>

The Company did not have any equity-based compensation as of December 31st, 2024.

<u>Income Taxes</u>

The Company is an S-Corporation and is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The shareholders loaned the Company amounts resulting in a balance of $163,343 as of December 31st, 2024. The loans do not accrue interest and are due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

<u>Leases</u>

The Company entered into a lease agreement for retail space located at 6464 Hampton Blvd, Norfolk, VA, consisting of approximately 7,430 square feet. The lease has a non-cancellable term of ten (10) years and ten (10) months, ending on October 31, 2033, with one optional renewal term. Base rent is payable monthly in advance and is subject to scheduled annual escalations, ranging from $10,525 per month in years 1–2 to $13,434 in year 10. If exercised, the renewal option allows for continued rent escalation through year 20, reaching $17,415 per month. A security deposit equal to one month's base rent and additional rent was paid upon execution. The lease is classified as an operating lease.

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the weighted average interest rates and future minimum lease payments.

FASB ASC 842 Footnote

Lease expense	Year Ending 31-Dec-24
Operating lease expense	282,499

Other Information	
Operating cash flows from operating leases	282,499
ROU assets obtained in exchange for new operating lease liabilities	1,201,077
Weighted-average remaining lease term in years for operating leases	8.83
Weighted-average discount rate for operating leases	4.50%

Maturity Analysis	Operating
2025-12	132,624
2026-12	132,624
2027-12	139,260
2028-12	139,260
2029-12	146,220
Thereafter	587,616
Total undiscounted cash flows	1,277,604
Less: present value discount	(228,425)
Total lease liabilities	1,049,179

NOTE 5 – LIABILITIES AND DEBT

On October 5, 2022, the Company entered into a Small Business Administration (SBA) loan agreement with a principal amount of $1,390,000. The loan bears a variable interest rate equal to the Wall Street Journal Prime Rate plus 2.75%. The loan matures on August 18, 2033. The SBA provides a 75% guarantee on the loan. The balance of the loan was $1,289,498 as of December 31st, 2024.

As of December 31, 2024, the Company had an outstanding vehicle loan with a principal balance of $12,000 and accrued interest of $1,006, for a total liability of $13,006. The loan bore interest at a fixed rate of 7% per annum and was fully repaid in February 2025.

In 2023, the Company was loaned $150,000 towards leasehold improvements on its retail space provided by the landlord. The loan accrues interest at 15% and matures at the end of the lease in 2033. The balance of the loan was $128,340 as of December 31st, 2024.

See Note 3 – Related Party Transactions for details of related party loans.

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	269,368
2026	94,025
2027	94,025
2028	94,025
2029	94,025
Thereafter	1,017,249

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024		
				Current Portion	Non-Current Portion	Total Indebtedness
SBA Loan	1,390,000	Wall Street Journal Prime Rate plus 2.75%.	2033	79,496	1,279,539	1,359,035
Van Loan	12,000	7%	2025	12,000	-	12,000
Rent Loan	150,000	15%	2033	14,529	113,811	128,340
Shareholder Loans	163,343	None	2025	163,343	-	163,343
Total				**269,368**	**1,393,350**	**1,662,718**

NOTE 6 – EQUITY

The Company has authorized 25,000 shares of common stock with no stated par value. 10,000 shares were issued and outstanding as of December 31st, 2024 and 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 10, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Management's Assessment

The company's net loss decreased from $223,616 in 2023 to $122,442 in 2024, primarily as a result of improved cost management. Revenue declined modestly from $1.63 million in 2023 to $1.57 million in 2024, representing a 3.4% decrease. This variation is within a range considered reasonable given current economic conditions such as inflation, shifting consumer behavior, and regional market fluctuations. The gross margin remained stable at 78% in 2024, indicating consistent markup on wine and food products.

Operating income was positive for 2024, marking a notable improvement from a loss of $106,663 in the prior year. Despite this, interest expense totaling $173,562 reduced net income, with high-interest debt comprising a $128,000 rent loan at 15% interest and a $1.36 million SBA loan sensitive to interest rate fluctuations. Reducing this debt could significantly impact future profitability. While the company's core operations demonstrate signs of strength and operational improvement, the overall net loss reflects the ongoing impact of high-interest borrowing.

The company has taken steps to enhance operational efficiency, including lowering general and administrative expenses, and existing infrastructure is largely in place with minimal anticipated future capital expenditures. These factors suggest the business is in a stabilization phase, with potential for future profitability contingent upon successful management of debt and further growth initiatives.

Exhibit D - Water's Edge Winery Norfolk – Vicinity TTW Page


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Waters Edge Winery

Regulation Crowdfunding



Welcome! We are collecting indications of interest for a potential capital raise through Reg CF (Rule 206).

Water's Edge Winery - Norfolk, VA
Raise Goal: 1.2M
Type: Preferred Equity
Terms: 8+% Preferred Return

INDICATE INTEREST

Start Date August 15, 2025
End Date September 30, 2025

The Deal   Shop Talk   Local Buzz   Q&A

Why fund our local story

- **Veteran-Owned & Family-Operated** – Waters Edge Winery is a Norfolk-based business founded by retired Navy Commander Jason Witt and his family. They've built a thriving community hub

♡ **INDICATE INTEREST**

Our Story

Overview

Investment Summary

Our People

Documents

Risks

rooted in service, hospitality, and a love for locally crafted wines.

- **Globally Sourced, Locally Crafted** – Unlike traditional wineries, WEW brings crushed grapes from regions around the world—Italy, Oregon, California, even Armenia—and ferments them on-site, creating award-winning wines with a local flair.

- **High-Margin, Scalable Model** – With multiple income streams—retail, wholesale, events, wine club, private labeling, and corporate gifting—WEW has proven its profitability and is ready to expand its footprint and product reach

- **Embedded in the Hampton Roads Community** – From partnering with Old Dominion University, the Naval Exchange (NEX) and Harbor's Edge to wine clubs in luxury apartments and events at local festivals, WEW is deeply integrated into the local fabric and committed to growing Norfolk's cultural and culinary scene. WEW was recently awarded a 35K grant from the City of Norfolk to help expand our winemaking production capability.

- **Unique, Market-Tested Products** – From the 12oz ready-to-drink "Sipper" bottles, or recyclable kegs to custom wine gift cases and private-label programs, WEW's innovative offerings are resonating with customers—and poised for regional expansion.

Overview

Welcome to Waters Edge Winery of Norfolk—a veteran-owned, family-operated micro winery bringing globally sourced grapes to Virginia's coastal community. In just two years of operation, we've built a profitable, award-winning winery with strong local roots and growing regional demand. Now, we're inviting our community to invest in the next chapter of our journey as we expand production, deepen partnerships, and bring our unique wine experience to more people throughout the region.

Our Story

Founded by retired Navy helicopter pilot Jason Witt and his wife Dyan, Waters Edge Winery was born from a vision to create a space where great wine meets great people. What started as a passion project has evolved into a thriving business that anchors the local food and beverage scene in Norfolk. With help from a talented and diverse team—including winemakers, chefs, and marketing specialists—we've hosted thousands of guests, launched innovative wine products, and earned awards at every major wine festival we've entered.

More than a winery, WEW is a community gathering space, a partner to local organizations, and a proud contributor to Norfolk's revitalization. Whether it's through our Monarch Wine Club partnership with Old Dominion University, wine fests at Harbor's Edge, or our rotating schedule of events and workshops, we're committed to crafting memorable experiences rooted in hospitality, quality, and creativity.

Jason takes the lead in operations bringing extensive business development knowledge as well as a globally sourced foundation of wine and culinary appreciation. Dyan has a passion for serving others, great style and creativity with her marketing experience. All those elements are combined at WEW Norfolk to create a truly memorable experience for our guests.

"We want each guest to feel at home in the winery. From stepping through the doors into our marketplace, to lounging in the tasting room, to enjoying a tour of our production, or participating in our custom bottling parties and events…we hope that each time someone visits, they feel like part of our family, they learn something new about wine and leave to tell their friends how great a time they had. Spreading joy and fellowship through wine and food is our passion!"



Our Wine

At Waters Edge Winery, quality is the foundation of everything we craft. Our wines are fermented, racked and packaged in-house using crushed grapes sourced from world-renowned regions like Italy, France, California, and Argentina. This globally sourced, locally crafted approach allows us to offer distinctive, low-sulfite wines that reflect both international character and local care.

In just two years, our wines and sangrias have earned awards at **every major wine festival we've entered**, including COVA winefest, Old Town Winefest, Hampton Wine & Spirits Expo or being recognized as BEST of COVA weddings for 2025. These accolades not only validate the quality of our winemaking process—they also help build brand trust and visibility across the region.





Our Business Model:



Waters Edge Winery has built a resilient, multi-channel business model designed for profitability and scalability. After two years of operation, our winery has a solid reputation for great wine, food, hospitality and a beautiful 7,400 sq/ft space that includes a sprawling tasting bar, main dining room, private event space, stainless-steal tank room and garden patio. In-house food and beverage sales currently make up the majority of revenue, driven by private events, regularly scheduled workshops and a growing and loyal following. Now that we have this solid foundation, we are transitioning our business model to focus on several additional revenue streams.

Wine Club

The Wine Club is emerging as a key growth engine—with over 250 pick-up wine club members and generating approximately $13,000 per month in recurring revenue from a local and growing group of loyal wine club members. In Q3 of 2025, we will launch our Wine Club shipments, expanding our reach beyond local pickup and unlocking subscription-based scalability. We've recently partnered with a regional real estate developer to bring our wine clubs to five luxury apartments in Hampton Roads. Residents of these luxury apartments have their wines delivered to their apartments monthly and receive event promotions and discounts at the winery.

Wholesale Distribution & External Events

Wineries in Virginia are allowed to "self-distribute" their product, thereby cutting out distributors that routinely take a 30% cut of revenue. In 2023, WEW self-distributed our wines to bring revenue that was just over $5,000. In 2024, wholesale revenue soared to ~$90K through sales to restaurants, department stores, hotels and festivals. This has been highlighted as a rapid growth, high profit margin area.

Corporate Gifting & Experiences

A growing corporate gifting and experiences program features a Corporate Wine Club, premium wine themed gifts, bottling experiences, team retreat spaces, and custom labels. Current corporate members and customers include Old Dominion University, a prominent local law firm, a regional real estate developer and a BMW dealership. This model is now fully developed and highly scalable.

With over $1.5 million in revenue last year and wine product margins ranging from 70–90%, our model is built for sustainable, profitable expansion.

Our Products

Waters Edge Winery offers a diverse and highly marketable lineup of wines and wine-based products designed to meet a wide range of customer preferences and sales channels. At the core of our offerings are our award-winning red, white, sparkling, and sangria wines, made from crushed grapes from around the world, these wines are crafted in small batches with a focus on quality, flavor, and low sulfite content.


Product
Overview


2024 by the numbers
Despite a slowing economy at the end of the year, our business excelled
Revenue
Annual revenue of $1.6 million
$750,000 wine sales (80-90% profit margins)
$90,000 whole sales (60-70% profit margins)
$750,000 food sales
Major Expenses
Labor: 27% of revenue. Industry standard: 25-35%
Food Costs: 35% of revenue. Industry standard: 25-35%
Interest / principle loan payments: $160K per year

Strategic Partnerships


Community Involvement
Skillbridge
Sinclair Radio
Adams Billboards
Naval Exchange (NEX) (scalable model)
Old Dominion University (scalable model)
Local Events:
FestEvents, Neptune fest
Luxury Apartment Wine Clubs:
The Breeden Company (scalable model)
Retirement Homes:
Harbor's Edge (scalable model)
Hotels:
Glass Light Hotel (scalable model)
Purchasing Businesses:
The Ghent
Bold Mariner
Norfolk Zoo
Glass Light Hotel
Harbor's Edge
Tiny Bites
Casey BMW
Waterside
Alkaline
Reoccurring Events:
NATO
Inspire Up Foundation
Recurrent Military
757 Career Summit
Operation Smile
Chartway Promise Foundation
Membership Swaps:
Hermitage Museum
Rehearsal dinner/lunch referrals
Nauticus Museum
Freedom Boat Club
Norfolk Zoo
Wholesale purchases
Barry Art Museum
Club Pilates

Marketing & Sales Strategy

To scale Waters Edge Winery Norfolk into a dominant micro-winery brand, we are deploying a full-stack ARCAI SaaS CRM and Marketing Automation Platform tailored

specifically for winery operations and customer engagement. This system will allow Waters Edge Winery to both improve its physical location traffic and launch shipping and distrbution channels for their wine.


Lead Generation and Sales
4,000 Wine Lovers
20 local business buyers
10,000 Followers
1,000 Wine Lovers
70,000 alumni in Hampton Roads
250 Club Members
• Upgrade Point of Sale (POS) system
• Upgrade website for fast, easy e-commerce
• Data collection & Management
• Track guest purchase history
• Automate customer engagement (email and text msg)
• Website scrubbers to find local buyers / event planners

Investment Summary

Preferred Equity Round Terms:

Raise Maximum - $1,200,000

Pre-money valuation - $2.8M

Preferred Return - 8%

Minimum Investment = $2,500

Bonus Shares

The Company will provide certain membership-based bonus allocations to eligible investors at

the time of their investment. Bonus allocations are awarded in the form of additional Class A Membership Units ("Bonus Units") rounded up to the nearest whole unit and do not represent additional capital contributions.

Membership-Based Bonuses

- VentureSouth Members – Investors who are active members of VentureSouth at the time of their investment will receive additional Class A Membership Units equal to ten percent (10%) of the number of Units purchased in this Offering. For example, an eligible VentureSouth member purchasing 1,000 Units would receive an additional 100 Bonus Units at no additional cost.

- Vicinity Venture Club Members – Investors who are active members of the Vicinity Venture Club at the time of their investment will receive additional Class A Membership Units equal to five percent (5%) of the number of Units purchased in this Offering. For example, an eligible Vicinity Venture Club member purchasing 1,000 Units would receive an additional 50 Bonus Units at no additional cost.

Preferred Return Explainer

Investors in Waters Edge Winery will accrue a non-compounding preferred return of 8% on unreturned capital contributions.

Waters Edge Winery will make profits distributions as follows:

- 70% of distributable cash will be sent *pari passu* to investors in this round until their initial capital contribution + accrued pref is paid.

- After initial capital + accrued pref is paid back, distributions will be made based pro-rata to investors based on their ownership percentage

Our People



Dyan Witt, Co-founder | President

Dyan Witt is the co-owner of Waters Edge Winery in Norfolk, Virginia, alongside her husband, Jason. With a passion for serving others and a creative flair, Dyan brings her marketing expertise to the winery, ensuring a warm and inviting atmosphere for all guests. Beyond her role at the winery, Dyan is an accomplished portrait photographer specializing in newborns, maternity, children, families, headshots, and commercial work.



Jason Witt, Co-founder

Jason Witt, a retired U.S. Navy pilot with over 21 years of service, co-owns Waters Edge Winery & Bistro of Norfolk with his wife, Dyan. After retiring from the Navy, during which he served as a pilot and completed deployments during the COVID-19 pandemic, Jason transitioned into the wine industry. Leveraging his extensive business development knowledge and a global appreciation for wine and cuisine, he leads the operations of the family-owned winery.

Documents

Corporate Experience & Gifting Guide

DOWNLOAD

Water's Edge Winery Pricing Sheet

DOWNLOAD

Wholesale Pricing Summary

DOWNLOAD

WeW Bottling Experience

DOWNLOAD

WeW Pitch Deck

DOWNLOAD

Risks

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live.

You can learn more about the risks of investing through Vicinity here.

Disclosures

This is not currently a live securities offering.

- **No money or other consideration is being solicited, and if sent in response, will not be accepted.**

- **No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.**

- **A person's indication of interest involves no obligation or commitment of any kind.**

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities

offering goes live. You can learn more about the risks of investing through Vicinity here.



Ventures

1708-C Augusta St. #115
Greenville, SC29605

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